Exhibit 99.A.1.A
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
SOUTHWESTERN LIFE HOLDINGS, INC.
at
$18.50 PER SHARE
by
SW HOLDINGS INC.
a wholly owned subsidiary of
SWISS RE LIFE & HEALTH AMERICA HOLDING COMPANY

THE TENDER OFFER (THE “OFFER”) BEING MADE PURSUANT TO THIS OFFER TO PURCHASE (THE “OFFER TO PURCHASE”) IS BEING MADE FOR ALL OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE “SHARES”), OF SOUTHWESTERN LIFE HOLDINGS, INC., A DELAWARE CORPORATION (THE “COMPANY”). THE OFFER AND THE RELATED RIGHT TO WITHDRAW TENDERED SHARES (THE “WITHDRAWAL RIGHTS”) WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JUNE 15, 2001, UNLESS THE OFFER IS EXTENDED. THE OFFER IS BEING MADE IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER, DATED AS OF APRIL 26, 2001 (THE “MERGER AGREEMENT”), BY AND AMONG SWISS RE LIFE & HEALTH AMERICA HOLDING COMPANY, A DELAWARE CORPORATION (“PARENT”), SW HOLDINGS INC., A DELAWARE CORPORATION AND WHOLLY OWNED SUBSIDIARY OF PARENT (THE “PURCHASER”) AND THE COMPANY. AS DISCUSSED IN MORE DETAIL IN THIS OFFER TO PURCHASE, IF A SUFFICIENT NUMBER OF SHARES ARE TENDERED IN THE OFFER AND PURCHASER ACCEPTS AND PAYS FOR THE TENDERED SHARES, THE SHARES NOT TENDERED IN THE OFFER WILL BE ACQUIRED BY PARENT IN A MERGER OF PURCHASER INTO THE COMPANY, AS DESCRIBED IN MORE DETAIL IN THIS OFFER TO PURCHASE (THE “MERGER”).

THE BOARD OF DIRECTORS OF THE COMPANY (THE “BOARD OF DIRECTORS”) HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY (THE “STOCKHOLDERS”) AND IS UNANIMOUSLY RECOMMENDING THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. A SEPARATE CORRESPONDENCE DIRECTLY FROM THE BOARD OF DIRECTORS REGARDING THEIR VIEW OF THE OFFER AND THE MERGER IS BEING DELIVERED CONTEMPORANEOUSLY WITH THIS OFFER TO PURCHASE.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES WHICH, WHEN ADDED TO ANY SHARES BENEFICIALLY OWNED BY PURCHASER OR PARENT, REPRESENTS AT LEAST A MAJORITY OF THE TOTAL NUMBER OF SHARES OUTSTANDING ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE. SEE SECTION 14 OF THIS OFFER TO PURCHASE.

IMPORTANT

If you wish to tender all or any portion of your Shares, you should:

Complete and sign the Transmittal Letter (or a copy of the Transmittal Letter) in accordance with the instructions in the Transmittal Letter, have your signature guaranteed if required by Instruction 1 to the Transmittal Letter, mail or deliver the Transmittal Letter (or a copy) and any other required documents to the Depositary (as defined herein) and either (i) deliver the certificates for your Shares to the Depositary along with the Transmittal Letter (or copy) or (ii) deliver your Shares pursuant to the procedure for book-entry transfer as set forth in Section 2, or request your broker, dealer, bank, trust company or other nominee to effect the transaction for you. If you have Shares registered in the name of a broker, dealer, bank, trust company or other nominee, you must contact that entity if you desire to tender your Shares. If you wish to tender Shares and your certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Date (as defined herein), your tender may be effected by following the procedure for guaranteed delivery set forth in Section 2. Questions and requests for assistance may be directed to Georgeson Shareholder Communications, the Information Agent, at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Transmittal Letter, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent.

SUMMARY TERM SHEET

      SW Holdings Inc., a Delaware corporation, which is referred to in this Offer to Purchase as the “Purchaser,” “we” or “us,” is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Southwestern Life Holdings, Inc., a Delaware corporation, which is referred to in this Offer to Purchase as the “Company” or “SWLH,” for $18.50 per Share in cash. The following are some of the questions you, as a Stockholder of the Company, may have, along with answers to those questions. We urge you to read the remainder of this Offer to Purchase and the Transmittal Letter carefully because the information in this summary is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Transmittal Letter.

Q. Who is Offering to Buy My Shares?

      A.  We are called SW Holdings Inc. We are a Delaware corporation that was formed for the purpose of making the Offer. We are a wholly owned subsidiary of Swiss Re Life & Health America Holding Company, a Delaware corporation, which is referred to in this Offer to Purchase as “Parent.” See “Section 9 — Certain Information Concerning Parent and the Purchaser.”

Q. What Shares are Being Sought in the Offer?

      A.  We are offering to purchase all of the outstanding Shares (as defined in the opening paragraph of this Summary Term Sheet) from the holders of those Shares (the “Stockholders”). See “Section 1 — Terms of the Offer.”

Q. How Much are You Offering to Pay and What is the Form of Payment?

      A.  We are offering to pay $18.50 per Share in cash (the “Offer Price”). We will not pay any interest on the Offer Price. See “Section 1 — Terms of the Offer.”

Q. Do I Have to Pay Any Brokerage or Similar Fees to Tender?

      A.  If you are a record owner of your Shares and you tender Shares in the Offer, you will not have to pay any brokerage or similar fees. However, if you own your Shares through a broker or other nominee and your broker or other nominee tenders on your behalf, they may charge you a fee for that service. You should consult your broker or other nominee to determine whether any charges will apply.

Q. Do You Have the Financial Resources to Pay for the Shares?

      A.  We will need approximately $172 million to purchase all of the Shares and to make certain payments relating to outstanding stock options. Parent has agreed to provide us with sufficient funds to complete the Offer and the Merger (as defined below) from its own resources. The Offer is not conditioned upon any financing arrangements. See “Section 10 — Source and Amount of Funds” and “Section 14 — Certain Conditions of the Offer.”

Q. Is Your Financial Condition Relevant to My Decision to Tender in the Offer?

      A.  Because we are offering to pay cash for the Shares rather than stock or other securities, because Parent has agreed to provide us with the funds needed to complete the Offer if the conditions described in this Offer to Purchase are satisfied, and because there are no financing contingencies related to the Offer, we do not think our financial condition is relevant to your decision whether to tender your Shares.

Q. How Long Do I Have to Decide Whether to Tender in the Offer?

      A.  You will have at least until 12:00 midnight, New York City time, on Friday, June 15, 2001, to decide whether to tender your Shares in the Offer. This date is twenty-five (25) business days after the Offer is commenced. See “Section 1 — Terms of the Offer” and “Section 2 — Procedures for Tendering Shares.”

Q. Can the Offer Be Extended and Under What Circumstances?

      A.  Yes. We have agreed with the Company that we may extend the Offer if, at the time the Offer is scheduled to expire (including at the end of an earlier extension), all of the Tender Conditions (as defined below) have not been satisfied (or waived by us) or if we are required by the rules of the Securities and Exchange Commission (the “SEC”) to extend the Offer. See “Section 1 — Terms of the Offer.”

      We may also elect to provide a “Subsequent Offering Period,” which is an additional period of time beginning after we have purchased Shares tendered during the Offer, during which Stockholders may tender their Shares and receive the Offer Price. See “Section 1 — “Terms of the Offer.”

Q. How Will I Be Notified if the Offer is Extended?

      A.  If we extend the Offer, we will inform EquiServe Trust Company, N.A. (hereinafter “Equiserve”), which is the Depositary for the Offer (“Depositary”), of that fact and will make a public announcement of the extension by not later than 9:00 a.m., New York City time, on the first business day after the day on which the Offer was scheduled to expire.

Q. What are the Most Significant Conditions to the Offer?

      A.  We are not obligated to purchase (and we may not, without the consent of the Company, purchase) any tendered Shares unless the number of Shares tendered and not properly withdrawn prior to the expiration of the Offer, when added to any Shares then beneficially owned by us or Parent, equals at least a majority of the Shares outstanding on a fully diluted basis (including Shares issuable upon exercise of options that have vested or will vest on or before November 1, 2001 with an exercise price lower than the Offer Price) at the time of expiration of the Offer. We refer to that condition as the “Minimum Tender Condition.” Pursuant to the Voting and Tender Agreement (as defined below), we have obtained a commitment to tender greater than a majority of the Shares to us in the Offer, and this materially satisfies this Minimum Tender Condition. The Offer is also subject to a number of other conditions that are described more completely in this Offer to Purchase. See “Section 14 — Certain Conditions of the Offer.”

Q. How Do I Tender My Shares?

      A.  To tender Shares, you must deliver the certificates representing your Shares, together with a completed Transmittal Letter and any other documents required, to Equiserve, the Depositary for the Offer, not later than the time the Offer expires. If your Shares are held in street name (that is, held in the name of a broker or other nominee), the Shares can only be tendered by your broker or other nominee through Equiserve.

      If you cannot deliver documents or other information that are required to be delivered to the Depositary prior to the expiration of the Offer, you may be given some extra time to deliver those items by having a broker, dealer, bank or other fiduciary that is a member of Securities Transfer Agents Medallion Program, or a similar eligible institution, guarantee that the missing items will be received by the Depositary within three days of the expiration of the Offer during which stocks are traded on the NASDAQ National Market System (“NASDAQ”). However, the Depositary must receive the missing items within that three trading day period. See “Section 2 — Procedure for Tendering Shares.”

Q. How Do I Withdraw Previously Tendered Shares?

      A.  To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. You can withdraw Shares at any time until the Offer has expired and, if we have not agreed to accept your Shares for payment by 12:00 midnight on June 15, 2001, you can withdraw them at any time after such time and date until we accept Shares for payment. If we decide to provide a Subsequent Offering Period, we will accept Shares tendered during that period immediately upon receipt of those Shares by the Depositary. As a result, you will not be able to withdraw Shares tendered in the Offering during any Subsequent Offering Period. See “Section 1 — Terms of the Offer” and “Section 3 — Withdrawal Rights.”

Q. What Does the Company’s Board of Directors Think of the Offer?

      A.  We are making the Offer pursuant to a Merger Agreement with the Company. The Merger Agreement contemplates that Parent will acquire the remainder of the Shares not tendered in the Offer in a merger after the Offer is closed and Shares are purchased, as described in more detail below (the “Merger”). The Board of Directors of the Company unanimously approved the Merger Agreement, the Offer, and the Merger. The Board of Directors of the Company has determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the Stockholders and is unanimously recommending that the Stockholders accept the Offer and tender their Shares pursuant to the Offer. See “Section 11 — Background of the Offer; Merger Agreement and Related Agreements.”

      The Company has prepared a statement containing additional information regarding the determination and recommendation of its Board of Directors and such statement is being sent to the Stockholders contemporaneously with this Offer to Purchase.

Q. Will the Tender Offer Be Followed By a Merger if All the Shares are Not Tendered in the Offer?

      A.  Following completion of the Offer, Parent will acquire complete ownership of the Company by merging us into the Company. Stockholders who own a significant number of Shares have agreed to tender their Shares to us via the Voting and Tender Agreement (as defined in the Offer to Purchase), and those Shares constitute a majority of the outstanding Shares. Consequently, at the conclusion of the Offer, we will be merged into the Company. Once the Merger takes place, Parent will own all of the Shares if all conditions to the Offer are satisfied and we purchase tendered Shares of the Company, and all Stockholders who held Shares before the Merger who did not tender Shares in the Offer will receive the same price for their Shares that we paid in the Offer, which is $18.50 per Share in cash, unless such Stockholders properly assert appraisal rights under Delaware Law. See “Introduction” and “Section 12 — Purpose of the Offer; Plans for the Company.”

Q. Are Dissenters’ Rights Available in the Offer or the Merger?

      A.  Dissenters’ rights are not available in the Offer. If you do not favor the proposed Merger, you do not tender your Shares, and you comply with applicable procedures under Delaware law you will be entitled to dissenters’ rights in connection with the Merger. If the Offer is completed and we purchase Shares in the Offer, we will provide you with further information regarding the Merger, including instructions on how to perfect your right to seek appraisal of your Shares under Delaware law in connection with the Merger. See “Section 11 — Background of the Offer; Merger Agreement and Related Agreements” and “Section 12 — Purpose of the Offer; Plans for the Company — Appraisal Rights.”

Q. Following the Merger, Will the Company Continue as a Public Company?

      A.  No. If and when the Merger takes place, the Company will no longer be a public company and the Shares will no longer be traded on the NASDAQ. As a result, we will terminate the Company’s listing on the NASDAQ at the conclusion of the Offer or after the Merger. Even if the Merger does not take place, there may be so few remaining stockholders and so few publicly held Shares that the Shares will no longer be eligible to be traded on the NASDAQ or any other securities exchange and there will not be an active public trading market (or, possibly, any public trading market) for the Shares. Also as a result of the Merger, the registration of the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be terminated. Consequently, following the Merger, the Company will be relieved of the duty to file proxy and information statements under the Exchange Act, and its officers, directors and holders of more than 10% of its stock will be relieved of the reporting requirements and “short swing” profit provisions of Section 16 of the Exchange Act.

Q. If I Decide Not to Tender, How Will the Offer Affect My Shares?

      A.  If the proposed Merger takes place, Stockholders who do not tender their Shares in the Offer will receive in the Merger the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place, the only difference to you between tendering Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares, unless you properly assert and perfect your appraisal rights under Delaware law.

      However, until the Merger is consummated or if the Merger does not take place for some reason, the number of Stockholders and the Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or possibly, any public trading market) for the Shares. Also, the Shares will likely no longer be eligible to be traded on the NASDAQ, as the Company may cease making filings with the SEC or otherwise cease being required to comply with the SEC’s rules relating to publicly held companies. See “Section 7 — Possible Effect of the Offer on the Market for the Shares; Exchange Act Registration” and “Section 12 — Purpose of the Offer; Plans for the Company; Appraisal Rights.”

Q. What is the Market Value of My Shares as of a Recent Date?

      A.  On April 24, 2001, the last day on which the stock was traded before the Merger Agreement and the Offer were announced, the last sale price of the Shares was $12.00 per Share. On May 8, 2001, the most recent practical date prior to the mailing of this Offer to Purchase, the closing sale price for Shares was $18.20 per share. You should obtain a recent quotation for the Shares in deciding whether to tender your Shares. See “Section 6 — Price Range of Shares; Dividends on Shares.”

Q. What are the Federal Income Tax Consequences of the Proposed Transactions?

      A.  The receipt of the Offer Price or the Merger Consideration in exchange for Shares will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the particular effect the proposed transactions will have on your Shares. See “Section 5 — Certain Federal Income Tax Consequences.”

Q. Who Can I Talk to if I Have Questions About the Tender Offer?

      A.  You can call Georgeson Shareholder Communications, which is acting as the information agent for our Offer.

Georgeson Shareholder Communications Inc.

17 State Street
New York, New York

Call Collect (for Banks and Brokers): 212-440-9800	Call Toll free (for other Shareholders): 800-223-2064

To the Stockholders of
Southwestern Life Holdings, Inc.:

INTRODUCTION

      SW Holdings Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Swiss Re Life & Health America Holding Company, a Delaware corporation (“Parent”), is offering to purchase all the issued and outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of Southwestern Life Holdings, Inc., a Delaware corporation (the “Company”), at a price of $18.50 per Share in cash without interest (the “Offer Price”), on the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related letter of transmittal (“the “Transmittal Letter”). The tender offer described in this Offer to Purchase is referred to as the “Offer”. Unless the context indicates otherwise, as used herein, references to “you” or “Stockholders” shall mean holders of Shares and references to “we” or “us” shall mean the Purchaser.

      If your Shares are registered in your own name and you tender Shares directly to the Depositary (as defined herein) you will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Transmittal Letter, stock transfer taxes on the sale of Shares pursuant to the Offer. If you hold Shares through a broker or other nominee such as a bank, we urge you to check with your broker or other nominee as to whether you will be charged any service fee. If you fail to complete and sign the Substitute Form W-9 that is included in the Transmittal Letter, you may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable to you in the Offer. See Section 2. We will pay all charges and expenses of EquiServe Trust Company, N.A. (“Equiserve”) as Depositary (the “Depositary”), and Georgeson Shareholder Communications Inc. (“GSC”) as Information Agent (the “Information Agent”) incurred in connection with the Offer. See Section 16.

      The board of directors of the Company (the “Board of Directors” or the “Board”) has unanimously approved the Merger Agreement (as defined herein), the Offer and the Merger (as defined herein), determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the Stockholders and is unanimously recommending that the Stockholders accept the Offer and tender their Shares to Purchaser. The factors considered by the Board in arriving at its decision to approve the Merger Agreement, the Offer, and the Merger and to unanimously recommend that the Stockholders accept the Offer and tender their Shares pursuant to the Offer are described in a Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) and being delivered to you contemporaneously with this Offer to Purchase by the Company.

      Dresdner Kleinwort Wasserstein, Inc. (“Dresdner Kleinwort Wasserstein”) has delivered to the Board a written opinion, dated April 26, 2001, to the effect that, as of such date and based on and subject to the matters described in such opinion, the $18.50 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders. The opinion of Dresdner Kleinwort Wasserstein is set forth in full as an exhibit to the Schedule 14D-9 and should be read carefully in its entirety.

      The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 26, 2001, by and among the Purchaser, Parent and the Company (the “Merger Agreement”). The purpose of the Offer is for Parent, either directly or through Purchaser, to acquire control of, and the entire equity interest in, the Company. If all the conditions to the Offer are satisfied, and we purchase Shares tendered in the Offer, the Merger Agreement contemplates that Parent will acquire the remaining Shares that were not tendered in the Offer by merging Purchaser into the Company in accordance with the Delaware General Corporation Law (the “DGCL”), with the Company to survive that merger (the “Merger”) as a wholly owned subsidiary of Parent (the “Surviving Corporation”). As a result of the Merger, we will cease to exist as a separate corporate entity. See Sections 11 and 12.

      Pursuant to the Offer, we are not required to purchase Shares unless, among other things, there is validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares which, when added to the Shares beneficially owned by us or Parent, would represent at least a majority of the total number of outstanding Shares on a fully diluted basis (assuming exercise of all options to purchase Shares that vest on or prior to November 1, 2001, with an exercise price less than the Offer Price) on the date of purchase (the “Minimum Tender Condition”).

      The Company has represented to us that, as of April 26, 2001, there were 9,059,000 Shares, and no shares of the Company’s preferred stock, issued and outstanding. Also as of that date, there were outstanding options exercisable for 735,200 Shares (the “Options”). All of those Options are exercisable at a price below the Offer Price.

      Concurrently with the execution of the Merger Agreement, the Purchaser, Parent and certain significant stockholders (the “Principal Stockholders”), entered into a Voting and Tender Agreement dated as of April 26, 2001, (the “Voting and Tender Agreement”) pursuant to which, subject to the terms and conditions of the Voting and Tender Agreement, such Principal Stockholders have agreed to tender in the Offer, in the aggregate 4,911,695 Shares and, if all of the options held by such Principal Stockholders are exercised, an additional 480,600 Shares issuable upon exercise of those options or 55.1% of the Shares on a fully-diluted basis. See Section 11.

      Based on the foregoing and assuming no additional Shares (or options, warrants or rights exercisable for, or securities convertible into, Shares) have been issued other than as set forth above, if we were to purchase approximately 4,897,101 Shares pursuant to the Offer, the Minimum Tender Condition would be satisfied. Accordingly, if all Shares are tendered in accordance with the Voting and Tender Agreement, the Minimum Tender Condition will be satisfied.

      If the Minimum Tender Condition and other conditions to the Offer are satisfied and the Offer is consummated, we will own a sufficient number of Shares to ensure that the Merger will be approved. You should note that, so long as the conditions of the Offer are satisfied, the tender of Shares held by the Principal Stockholders will give us majority ownership of the Company. In addition, under the DGCL if, after consummation of the Offer, we own at least 90% of the Shares then outstanding, we will be able to cause the Merger to occur without a vote of the Stockholders. If, however, after consummation of the Offer, we own less than 90% of the then-outstanding Shares, a vote of the Stockholders will be required under the DGCL to approve the Merger, although our ownership would guarantee approval of the Merger.

      Certain other conditions to the Offer are described in Section 14. We expressly reserve the right in our sole discretion, to waive any one or more of the conditions to the Offer in accordance with the terms of the Merger Agreement, other than the Minimum Tender Condition. See Sections 14 and 15.

      We reserve the right, subject to applicable laws, to acquire additional Shares after expiration or termination of the Offer, through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the price to be paid per Share in the Offer and could be for cash or other consideration.

      This Offer to Purchase and the Transmittal Letter contain important information which should be read carefully before any decision is made with respect to the Offer.

Section 1.  Terms of the Offer

      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will purchase all Shares validly tendered and not properly withdrawn prior to the Expiration Date. The term “Expiration Date” means 12:00 midnight, New York City time, on June 15, 2001, unless the Offer has been extended in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” will mean the latest time and date at which the Offer (not including any Subsequent Offering Period (as defined below)), as so extended, will expire. Under the Merger Agreement, we may not accept for payment or pay for Shares in the Offer prior to June 15, 2001.

      If by the Expiration Date any or all of the conditions to the Offer have not been satisfied, we may, subject to the applicable rules and regulations of the SEC and subject to the terms of and the limitations set forth in the Merger Agreement, (a) terminate the Offer and not pay for any Shares and return all tendered Shares to tendering Stockholders, (b) waive or reduce all the unsatisfied conditions (other than the Minimum Tender Conditions) and, subject to any required extension, accept for payment and pay for all Shares validly tendered prior to the Expiration Date, (c) extend the Offer in the manner described below and, subject to your right to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended, or (d) amend the Offer.

      Amendment of the Offer. In the Merger Agreement, we agreed that we will not, without the prior written consent of the Company, (a) decrease the Offer Price, (b) change the form of consideration payable in the Offer, (c) reduce the maximum number of Shares to be purchased in the Offer, (d) impose conditions to the Offer in addition to those set forth in Section 14 of this Offer (the “Tender Conditions”), (e) amend the Tender Conditions to broaden the scope of such conditions, (f) amend any other term of the Offer in a manner adverse to the Stockholders, (g) extend the Offer, except as described below, or (h) amend or waive the Minimum Tender Condition.

      Extension of the Offer. The Merger Agreement provides that, without the consent of the Company, we may (i) extend the Offer, if at the scheduled expiration date of the Offer any of the Tender Conditions have not been satisfied or waived until such time as such Tender Conditions are satisfied or waived, (ii) extend the Offer for any period required by any regulation, interpretation or position of the SEC or the SEC staff applicable to the Offer, or (iii) extend the Offer for any reason on one or more occasions for any aggregate period of not more than ten (10) business days beyond the latest expiration date that would otherwise be permitted under (i) or (ii) if on such expiration date at least ninety percent (90%) of the outstanding Shares have not been tendered. However, under no circumstances will the Offer expire prior to midnight on June 15, 2001. No interest will be paid on the purchase price for Tendered Shares, whether or not we exercise our right to extend the Offer.

      The foregoing rights are in addition to our rights pursuant to Section 14. There can be no assurance that we will exercise our right to extend the Offer.

      Parent and we further agreed that in the event of the failure of one or more of the Tender Conditions (other than the Minimum Tender Condition and the approval by any governmental entity) to be satisfied or waived on any date upon which the Offer would otherwise expire, we will extend the Offer until such condition or conditions is satisfied or waived, unless such condition or conditions could not reasonably be expected to be satisfied. Notwithstanding anything to the contrary in this paragraph, we shall not be required to extend the Offer beyond November 1, 2001.

      Any extension, amendment, delay, waiver or termination will be followed as promptly as practicable by public announcement. In the case of an extension, Rule 14e-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires that the announcement be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14d-4(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that any material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to, a national news service. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

      If we make a material change in the terms of the Offer, the information concerning the Offer, or waive a material condition of the Offer, we will extend it to the extent required by Rules 14d-6(c) and 14e-1 under the Exchange Act.

      Consequences of Material Changes in the Offer. If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will extend the

Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to Stockholders and investor response.

      Subsequent Offering Period. Pursuant to Rule 14d-11 under the Exchange Act and the applicable rules and regulations of the SEC, we may, subject to certain conditions, provide a Subsequent Offering Period from 3 business days to 20 business days in length following the expiration of the Offer on the Expiration Date (a “Subsequent Offering Period”). A Subsequent Offering Period is an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which you may tender Shares not tendered into the Offer. We may provide a Subsequent Offering Period if, among other things, upon the Expiration Date (i) all of the conditions to Purchaser’s obligations to accept for payment, and to pay for, the Shares are satisfied or waived and (ii) we immediately accept for payment, and promptly pay for, all Shares validly tendered (and not withdrawn in accordance with the procedures set forth in Section 3 prior to the Expiration Date). Shares tendered during the Subsequent Offering Period may not be withdrawn. See Section 3. We will immediately accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period. We may elect to provide a Subsequent Offering Period by giving oral or written notice of such Subsequent Offering Period to the Depositary. If we decide to provide a Subsequent Offering Period, we will make an announcement to that effect by issuing a press release to a national news service on the next business day after the previously scheduled Expiration Date.

      Rule 14d-11 provides that we may provide a Subsequent Offering Period so long as, among other things, (i) the offering period of at least 20 business days has expired, (ii) we offer the same form and amount of consideration for Shares in the Subsequent Offering Period as in the initial Offer, (iii) we accept and promptly pay for all Shares tendered during the initial 25 business day period of the Offer prior to its expiration, (iv) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m. Eastern time on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period, (v) the Offer is for all outstanding Shares and (vi) we immediately purchase Shares as they are tendered during the Subsequent Offering Period.

      If we extend the Offer or if we are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment of Shares) for Shares or we are unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering Stockholders are entitled to Withdrawal Rights as described in Section 3. However, our ability to delay the payment for Shares we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities tendered by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder’s Offer.

      Mailing of the Offer. The Company has provided us with the Stockholder lists and security position listings for the purpose of disseminating the Offer to Stockholders. We will mail this Offer to Purchase, the related Transmittal Letter and other relevant materials to record holders of Shares, and will furnish the same to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Stockholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

Section 2.  Procedures for Tendering Shares

      Valid Tender. For you to validly tender Shares in the Offer, either (a) you must deliver to the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase prior to the Expiration Date, a properly completed and duly executed Transmittal Letter (or facsimile thereof), together with any required signature guarantees, or in the case of a book-entry transfer, an Agent’s Message (as defined below), and any other required documents, and either (i) certificates for tendered Shares (“Share Certificates”) must be received by the Depositary at one of such addresses or (ii) such Share Certificates must be delivered pursuant to the procedures for book-entry transfer set forth below (and a Book-Entry Confirmation (as defined below) received by the Depositary), in each case prior to the Expiration Date, or (b) you must comply with the guaranteed delivery procedures set forth below.

      Book-Entry Transfer. Within two business days after the date of this Offer to Purchase, the Depositary will establish an account with respect to the Shares at the Depository Trust Company (“DTC” or the “Book-Entry Transfer Facility”) for purposes of the Offer. Any financial institution that is a participant in the Book Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Transmittal Letter (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering Stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

      Delivery of documents to the book-entry transfer facility in accordance with the book-entry transfer facility’s procedures does not constitute delivery to the Depositary. The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Transmittal Letter and that we may enforce such agreement against such participant.

      Participants in DTC may tender their Shares in accordance with DTC’s Automated Tender Offer Program, to the extent it is available to such participants for the Shares they wish to tender. A Stockholder tendering through the Automated Tender Offer Program must expressly acknowledge she/he/it has received and agreed to be bound by the Transmittal Letter and that the Transmittal Letter may be enforced against such Stockholder.

      The method of delivery of Share Certificates, the Transmittal Letter and all other required documents, including delivery through the book-entry transfer facility, is at your election and risk, and delivery will be considered made only when the Depositary actually receives them. If delivery is by mail, registered mail with return receipt requested, properly insured is recommended. In all cases, you should allow sufficient time to ensure timely delivery.

      Signature Guarantees. No signature guarantee is required on the Transmittal Letter (a) if the Transmittal Letter is signed by the registered holder (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Transmittal Letter or (b) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution” as such term is used in Rule 17A under the Exchange Act (each such institution, an “Eligible Institution”). In all other cases, an Eligible Institution must guarantee all signatures on the Transmittal Letter. See Instructions 1 and 5 of the Transmittal Letter.

      If Share Certificates are registered in the name of a person other than the signer of the Transmittal Letter, or if payment is to be made, or Share Certificates for Shares not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the Share Certificates surrendered, the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Transmittal Letter.

      If Share Certificates are forwarded to the Depositary in multiple deliveries, a properly completed and duly executed Transmittal Letter (or a facsimile thereof) with all requisite signature guarantees must accompany each such delivery. If you hold Shares through brokers or banks, you are urged to consult with the brokers or banks to determine whether transaction costs may apply if you tender Shares through the brokers and banks and not directly to the Depositary.

      Guaranteed Delivery. If you want to tender Shares pursuant to the Offer and your Share Certificates are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, your Shares may still be tendered if all the following conditions are met:

(i) your tender is made by or through an Eligible Institution;

(ii)	the Depositary receives, as described below, a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, prior to the Expiration Date; and

(iii)	the Depositary receives the Share Certificates representing all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Transmittal Letter (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message, and any other required documents within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NASDAQ is open for business.

      You may deliver the Notice of Guaranteed Delivery by hand to the Depositary or by telegram, facsimile transmission or mail and you must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

      Notwithstanding any other provision of the Offer, we will pay for Shares only after timely receipt by the Depositary of (a) Share Certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Transmittal Letter (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message, and (c) any other documents required by the Transmittal Letter. Accordingly, tendering Stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

      Under no circumstances will we pay interest on the purchase price of the Shares, regardless of any extension of the Offer or any delay in making such payment.

      Our acceptance for payment of Shares validly tendered pursuant to the Offer will constitute a binding agreement between the tendering Stockholder and us upon the terms and subject to the conditions of the Offer.

      Appointment as Proxy. By executing a Transmittal Letter as set forth above, you are irrevocably appointing our designees as your attorneys-in-fact and proxies in the manner set forth in the Transmittal Letter, each with full power of substitution, to the full extent of your rights with respect to the Shares that you tender and that we accept for payment and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase, May 11, 2001 (the “Applicable Date”). All such proxies will be irrevocable and considered coupled with an interest in the tendered Shares. This appointment will be effective when, and only to the extent that we accept such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior powers of attorney, proxies and consents given by you with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be deemed effective). Our designees will be empowered to exercise all voting and other rights with respect to the Shares and other securities or rights in respect of any annual, special, adjourned or postponed meeting of the Stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of Stockholders. The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s Stockholders, which will be made only pursuant to separate proxy solicitation materials complying with the Exchange Act.

      Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any Shares of any particular Stockholder whether or not similar defects or irregularities are waived in the case of other Stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Transmittal Letter and its instructions) will be final and binding on all parties.

      Backup Withholding. In order to avoid “backup withholding” of federal income tax on payments of cash pursuant to the Offer, you must, unless an exemption applies, provide the Depositary with your correct taxpayer identification number (“TIN”) on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that you are not subject to backup withholding. If you do not provide your correct TIN or you fail to provide the certifications described above, the Internal Revenue Service (the “IRS”) may impose a penalty on you and the payment of cash to you pursuant to the Offer may be subject to backup withholding of 31% of the amount of such payment. All Stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Transmittal Letter to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to us and the Depositary).

      Noncorporate foreign Stockholders should complete and sign the main signature form and, if eligible, a Certificate of Foreign Status, Form W-8BEN, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 10 to the Transmittal Letter.

Section 3.  Withdrawal Rights

      Except as otherwise described in this Section 3, tenders of Shares made in the Offer are irrevocable. You may withdraw Shares that you previously tendered in the Offer at any time prior to the Expiration Date and, unless previously accepted for payment pursuant to the Offer, such Shares may also be withdrawn at any time after June 15, 2001.

      For your withdrawal to be effective, you must timely deliver to the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase a written, telegraphic or facsimile transmission notice of withdrawal. This notice must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedure for book-entry transfer as set forth in Section 2, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility, to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.

      You may not rescind a withdrawal of Shares, and any Shares that you properly withdraw will be considered not validly tendered for purposes of the Offer. However, you may retender withdrawn Shares by again following one of the procedures described in Section 2 at any time prior to the Expiration Date.

      All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. None of the Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification

      If we extend the Offer or if we are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment of Shares) for Shares or we are unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering Stockholders are entitled to Withdrawal Rights as described in this Section 3. However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(e) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities tendered by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder’s offer.

      If we provide a Subsequent Offering Period following the Offer, no Withdrawal Rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment.

Section 4.  Acceptance for Payment and Payment

      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will purchase, by accepting for payment and paying for, all Shares validly tendered and not withdrawn (as permitted by Section 3) promptly after the Expiration Date. We will determine all questions as to the satisfaction of such terms and conditions in our sole discretion, and our determination will be final and binding on all parties. See Sections 1 and 14. We expressly reserve the right, in our sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law. See Section 15. Any such delays will be affected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s Offer).

      In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) Share Certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Transmittal Letter (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message, and (c) any other documents required by the Transmittal Letter.

      For purposes of the Offer, we will be considered to have accepted for payment, and thereby purchased, Shares validly tendered as, if and when we give written notice to the Depositary of our acceptance for payment such validly tendered Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for validly tendering Stockholders for the purpose of receiving payment from us and transmitting payment to tendering Stockholders.

      Under no circumstances will we pay interest on the purchase price of the Shares regardless of any extension of the Offer or any delay in making such payment.

      Upon the deposit of all required funds with the Depositary for the purpose of making payments in full to tendering Stockholders, our obligation to make such payment shall be satisfied and tendering Stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. We will pay any stock transfer taxes with respect to the transfer and sale to us pursuant to the Offer, except as otherwise provided in Instruction 6 to the Transmittal Letter, as well as any charges and expenses of the Depositary and the Information Agent.

      If we are delayed in our acceptance for payment of or payment for Shares or we are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering Stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 3.

      If we do not purchase any tendered Shares pursuant to the Offer for any reason, we will return Share Certificates for any such unpurchased Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 2, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration, termination or withdrawal of the Offer.

      If prior to the expiration date, we increase the price offered to holders of Shares in the Offer, we will pay the increased price to all holders of Shares that are purchased in the Offer, whether or not such Shares were tendered prior to the increase in price.

      We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of Parent’s wholly owned subsidiaries, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment in the Offer. If we provide a Subsequent Offering Period following the Offer, we will immediately accept and promptly pay for all Shares as they are tendered in the Subsequent Offering Period.

Section 5.  Certain Federal Income Tax Consequences

      The following is a summary of the material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary does not purport to be a description of all tax consequences that may be relevant to you, and assumes an understanding of tax rules of general application. It does not address special rules, which may apply to you based on your tax status, individual circumstances or other factors unrelated to the Offer or the Merger. You are encouraged to consult your own tax advisors regarding the Offer and the Merger.

      Your receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for federal income tax purposes, and may also be taxable under applicable state, local, foreign and other tax laws. For federal income tax purposes, if you sell or exchange your Shares in the Offer or the Merger you would generally recognize gain or loss equal to the difference between the amount of cash received and your tax basis for the Shares that you sold or exchanged. The gain or loss will be a capital gain or loss if the Shares are held as capital assets by you and will be a long-term capital gain or loss if your holding period for federal income tax purposes is more than one year at the time of the sale or exchange. Long-term capital gain of a non-corporate Stockholder is generally subject to a maximum federal tax rate of 20%. A Stockholder’s ability to use capital losses to offset ordinary income is limited.

      Backup Withholding. Under the federal income tax backup withholding rules, unless an exemption applies, we will be required to withhold 31% of all payments to which you are entitled pursuant to the Offer, unless you provide a tax identification number and certify under penalties of perjury, that the number is correct. If you are an individual, the tax identification number is your social security number. If you are not an individual, the tax identification number is your employer identification number. You should complete and sign the Substitute Form W-9, which will be included with the Transmittal Letter to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Depositary. Certain Stockholders, including corporations and some foreign individuals, are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, however, he or she must submit, if eligible, a Certificate of Foreign Status on Form W-8BEN attesting to his or her exempt status. Any amounts withheld will be allowed as a credit against the holder’s federal income tax liability for that year.

      The foregoing U.S. federal income tax discussion may not be applicable with respect to Shares received pursuant to the exercise of employee stock options or otherwise as compensation or with respect to holders of Shares who are subject to special tax treatment under the Internal Revenue Code such as certain non-U.S. Persons, life insurance companies, tax-exempt organizations and financial institutions, and may not apply to a holder of Shares in light of individual circumstances. The discussion is included for general information only and is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly retroactively. You are urged to consult your own tax advisor with respect to the tax consequences of the Offer and the Merger, including the application and effect of state, local, or foreign income or other tax laws.

Section 6.  Price Range of Common Shares; Dividends on Common Shares

      The Shares are listed on the NASDAQ under the symbol “SWLH”. The following table sets forth the high and low intra-day sales prices per Share as reported in publicly available sources for the periods indicated. The Company has represented to us that it did not pay any dividends on the Shares during such periods.

	High**	Low**

1999

First quarter	$1.312	$0.500

Second quarter	$0.750	$0.438

Third quarter	$0.688	$0.281

Fourth quarter	$0.750	$0.312

2000
First quarter

January 1 to 10	$0.469	$0.375

January 11 to March 31	$0.040	$0.020
Second quarter

April 1 to June 12	$0.040	$0.005

June 13 to 30	$13.438	$13.000
Third quarter

July 1 to September 27	$13.875	$11.500

September 28 – 30	$12.375	$12.188

Fourth quarter	$13.938	$11.750

2001

First quarter	$16.562	$12.687

**	Until January 10, 2000, shares of PennCorp’s common stock were traded on the New York Stock Exchange (“NYSE”). As a result of PennCorp’s Chapter 11 filing, its common stock was delisted from the NYSE and subsequently traded over-the-counter until June 13, 2000. PennCorp’s common stock was canceled on June 13, 2000 as a result of consummation of a recapitalization plan. The above table sets forth the high and low share prices for PennCorp’s common stock as reported on the NYSE from January 1, 1999 to January 10, 2000 and the high and low bid prices for PennCorp’s common stock as quoted by the National Association of Securities Dealers, Inc. for the period from January 11, 2000 to June 12, 2000. The bid quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not necessarily reflect actual transactions. No cash dividends were paid on the PennCorp common stock during the period from January 1, 1999 to June 12, 2000.

      Shares started trading on the NASDAQ on September 28, 2000. During the period from June 13, 2000, the date the Recapitalization Plan was consummated, to September 27, 2000, shares of the Company’s common stock traded over-the-counter. The above table sets forth the high and low prices for the common stock as reported by the NASDAQ National Market for the period September 28, 2000 to December 31, 2000 and the high and low bid prices for the common stock as quoted by the National Association of Securities Dealers, Inc. for the period from June 13, 2000 to September 27, 2000. The bid quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not necessarily reflect actual transactions.

      On April 26, 2001, the last day on which stock was traded prior to the announcement of the terms of the Offer, the closing price for the Shares was $12.00 per Share. On May 8, 2001, the most recent practical date prior to the mailing of this Offer to Purchase, the closing price for the Shares was $18.20 per Share. As of May 8, 2001, the approximate number of holders of record of Shares was 22. You are urged to obtain current market quotations for the Shares.

Section 7.  Possible Effect of the Offer on the Market for the Shares; Exchange Act Registration

      Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

      Listing on NASDAQ. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued inclusion in the NASDAQ. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continuing inclusion in the NASDAQ, the market for the Shares could be adversely affected. According to the NASDAQ listing requirements, the Shares would not be eligible for continued listing if the Company ceased to be current in its filings with the SEC or ceased to be registered under the Exchange Act.

      Exchange Act Registration. The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its Stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with Stockholders’ meetings and the related requirement of furnishing an annual report to Stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, as amended (the “Securities Act”), may be impaired or eliminated. It is likely that we will file notice to terminate registration of the Shares at the conclusion of the Offer and prior to the Merger (although we may be subject to proxy rules until effectiveness of the termination of registration). If this does not occur prior to the Merger, or if the termination of registration does not become effective prior to the Merger, we expect that the Shares will be delisted from the NASDAQ and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

Section 8.  Certain Information Concerning the Company

      Except as otherwise described in this Offer to Purchase, all of the information concerning the Company contained herein, including financial information, has been furnished by the Company or has been taken from or based upon publicly available information. None of Parent or Purchaser assumes any responsibility for the accuracy or completeness of this information or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent or us.

      General. The Company is a Delaware corporation, with its principal executive offices located at 717 North Harwood Street, Dallas, Texas 75201. The Company’s telephone number is 214.954.7111.

      The Company was incorporated in Delaware in 1989. The Company is principally an insurance holding company and markets and underwrites, through its insurance subsidiaries, a broad range of life, annuity and accident and health insurance products to lower and middle-income markets throughout the United States. Life products include term products and traditional whole life or universal life products that build cash values that are available to the policyholder. Policyholders utilize annuity products primarily as a means of tax deferred savings. Accident and health products are currently limited to long-term care, cancer and accident coverages. The Company’s subsidiaries’ insurance products are sold through both independent and exclusive agents.

      Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company’s Stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C., 20549 and also should be available for inspection and copying at the following regional offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 450 Fifth Street, N.W. Room 1024, Judiciary Plaza, Washington, D.C. 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers, such as the Company, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Section 9.  Certain Information Concerning Parent and the Purchaser

      Parent is a Delaware corporation which acts as a holding company for its insurance subsidiaries, which subsidiaries reinsure, market and underwrite life insurance, health insurance, annuities and long-term care insurance throughout the United States.

      Purchaser is a newly incorporated Delaware corporation and a wholly-owned subsidiary of Parent. To date, we have not conducted any business other than in connection with the Offer and the Merger. Our principal executive offices are located at 969 High Ridge Road, Stamford, CT 06905. Parent’s principal offices are located at 175 King Street, Armonk, New York 10504. Our telephone number is 203.321.3122. Parent’s telephone number is 914.828.8000.

      Parent is a wholly-owned subsidiary of Swiss Re America Holding Corporation, a Delaware corporation, which is in turn a wholly-owned subsidiary of Schweizerische Rueckversicherungs-Gesellschaft (Swiss Reinsurance Company), a Swiss corporation (“Ultimate Parent”). The name, citizenship, business address, business telephone number, principal occupation or employment, and five-year employment history for each of the directors and executive officers of Ultimate Parent, Parent and the Purchaser and certain other information are described in Schedule I hereto. Except as described in this Offer to Purchase and in Schedule I hereto, none of Parent, the Purchaser or, to their knowledge, any of the persons listed on Schedule I hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

      Interest in Securities of the Company. Except as described in this Offer to Purchase, none of Parent, us or any other affiliate of Parent nor, to the best knowledge of Parent or us, any of the persons listed in Schedule I hereto, or any associate or majority-owned subsidiary of such persons (each, a “Purchaser Entity” and collectively, the “Purchaser Entities”), beneficially owns any equity security of the Company, and no Purchaser Entity, or, to the best knowledge of Parent, us, or any other affiliate of Parent, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

      Except as set forth in this Offer to Purchase, no Purchaser Entity, or, to the best knowledge of any Purchaser Entity, any of the persons listed in Schedule I hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, understanding or relationship concerning, the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, no Purchaser Entity, or, to the best knowledge of any Purchaser Entity, any of the persons listed in Schedule I hereto has had any transactions with the Company, or any of its executive officers, directors or affiliates that would require reporting under the rules of the SEC.

      Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between any Purchaser Entity, or their respective subsidiaries, or, to the best knowledge of any Purchaser Entity, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors, or a sale or other transfer of a material amount of assets that would require reporting under the rules of the SEC.

Section 10. Source and Amount of Funds

      The Offer is not conditioned upon any financing arrangements. The total amount of funds we require to purchase all of the Shares pursuant to the Offer, to make payments to certain holders of Options, to consummate the Merger and to pay fees and expenses related to the Offer and the Merger is estimated to be approximately $172 Million. We will obtain all funds needed for the Offer and the Merger through a capital contribution from Parent. Parent currently anticipates funding such capital contribution out of its own resources.

      We expressly reserve our right to obtain financing for the transaction through alternative sources. However, currently, no alternative financing arrangements or alternative financing plans exist.

Section 11.  Background of the Offer; Merger Agreement and Related Agreements

      The Company, formerly known as PennCorp Financial Group, Inc. (“PennCorp”), was incorporated in Delaware in 1989. It functions principally as an insurance holding company. The name of the Company was changed from PennCorp to its current name effective June 13, 2000, the date on which the recapitalization transactions (as further discussed below) were consummated.

      Prior Transaction. On January 10, 2000, PennCorp announced that it had agreed to sell Southwestern Life Insurance Company (“Southwestern Life”) and Security Life and Trust Insurance Company (“Security Life”) to Reassure America Life Insurance Company (“Reassure America”), a subsidiary of Swiss Re Life & Health America Inc. (together with Parent and Purchaser, as applicable, “Swiss Re”), for $260 million subject to certain adjustments, and would accomplish the transaction through the filing of a voluntary petition for relief under Chapter 11 of the Federal Bankruptcy Code.

      On February 7, 2000, PennCorp filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). From the petition date, PennCorp continued to operate and manage its assets and business as a debtor-in-possession as authorized by provisions of the Bankruptcy Code. None of PennCorp’s insurance subsidiaries were involved in the bankruptcy filings.

      On February 28, 2000 the Bankruptcy Court issued an order scheduling a hearing to consider approval of the sale agreement with Reassure America, subject to higher or better offers, and establishing the procedures for the submission of competing offers (“Sales Procedure Order”).

      On March 15, 2000, PennCorp received a competing bid in the form of a recapitalization plan (“Recapitalization Plan”) submitted by Inverness/ Phoenix Capital LLC (“Inverness”) and Vicuna Advisors, LLC (“Vicuna”) on behalf of the unofficial ad hoc committee of preferred stockholders, and Mr. Bernard Rapoport (“Rapoport”) and Mr. John Sharpe (“Sharpe”). On March 23, 2000, PennCorp’s Board of Directors selected the Recapitalization Plan as the final accepted offer pursuant to the bidding procedures approved as part of the Sales Procedure Order. On March 24, 2000, the Bankruptcy Court approved the Board of Directors’ selection of the Recapitalization Plan.

      On April 14, 2000, the Texas Department of Insurance issued its order approving the Form A acquisition statement submitted by Rapoport and Inverness pursuant to the Recapitalization Plan. On June 5, 2000, the Bankruptcy Court confirmed the Recapitalization Plan.

      On June 13, 2000, the Company consummated the Recapitalization Plan and emerged from the Chapter 11 proceedings as Southwestern Life Holdings, Inc. Pursuant to the Recapitalization Plan, the Company issued 5,175,000 shares of common stock in exchange for all of the outstanding preferred stock of PennCorp. The Company also issued 1,960,000 shares of common stock pursuant to a rights offering underwritten by Inverness and Vicuna and 1,840,000 shares to Rapoport and Sharpe in connection with their investments. These shares were issued at a price of $12.50 per share and the Company received $46.0 million in cash (net of related expenses of $1.5 million). Additionally, the Company awarded 60,000 shares to two executive officers and 24,000 shares to a former officer and director of PennCorp in consideration of consulting services rendered in connection with the recapitalization transaction. All shares of PennCorp’s former common stock were canceled for no value. In addition, the Company consummated a new $95.0 million credit facility and borrowed $81.0 million under it at closing. According to the Recapitalization Plan, the Company received $49.1 million from its wholly-owned life insurance subsidiary, Pacific Life and Accident Insurance Company (“PLAIC”) as principal and interest payments on an existing surplus debenture and $5.9 million as dividends. The $55.0 million was made available to PLAIC from Southwestern Life and Security Life as an extraordinary dividend. The Company used these proceeds to repay the principal balances of PennCorp’s senior and subordinated debt aggregating $179.6 million and to pay a break fee of $6.0 million to Reassure America upon the termination of its contract to purchase Southwestern Life and Security Life. Any and all other claims and liabilities of PennCorp were paid in accordance with their terms.

      PLAIC owns 100% of Southwestern Life. As part of a subsidiary realignment, Security Life, formerly a wholly-owned life insurance company, was merged into Southwestern Life effective June 30, 2000.

      Current Transaction. Following the Recapitalization Plan that was consummated in June 2000, in October 2000, Mr. Robert L. Beisenherz, Executive Vice President of Swiss Re, contacted Mr. John T. Sharpe, the Company’s Vice Chairman, to indicate a continued interest in pursuing a transaction with the Company. However, no formal discussions regarding a potential transaction took place at that time.

      In January 2001, Mr. Beisenherz again contacted Mr. Sharpe to communicate Swiss Re’s continued interest in acquiring the Company and indicated a valuation for the Company that Mr. Sharpe felt the major stockholders of the Company would not be willing to consider.

      In February 2001, independent of the earlier discussions with Swiss Re, the Company engaged an actuarial appraisal firm to prepare discounted cash flow and other appraisal work for the Company. In March 2001, based upon that analysis, the Board of Directors determined that the Company could be valued at or above $17.96 per Share, using an 11% discount rate in a discounted cash flow analysis.

      On March 30, 2001, Mr. Beisenherz and Mr. Chris C. Stroup, President and CEO of Swiss Re, contacted Mr. Sharpe again and indicated their willingness to offer $18.30 per Share, subject to potential adjustment based upon outstanding litigation, valuation of certain assets and other matters. Mr. Sharpe agreed to continue discussions and to provide additional information regarding the Company to Swiss Re on a confidential basis. On March 31, 2001, the Company and Swiss Re executed a confidentiality agreement and the Company subsequently furnished or made available to Swiss Re certain additional due diligence review information and materials.

      On April 10, 2001, Mr. Beisenherz contacted Mr. Sharpe again and indicated that, based upon some further due diligence analysis that they had performed, Swiss Re had determined that they might only be willing to proceed with an offer of $17.15 per Share, subject again to potential adjustment dependent upon certain items. On the evening of April 10, 2001, the Board of Directors of the Company met to discuss the indication of interest shown by Swiss Re and determine how to proceed. At that board meeting, the Board of Directors determined to engage Weil, Gotshal & Manges LLP as outside counsel for the transaction and Dresdner Kleinwort Wasserstein for the purposes of rendering an opinion with respect to the consideration payable in such transaction.

      On April 16, 2001, Mr. Stroup met with the Company’s actuarial consultants to discuss the status of Swiss Re’s valuation of the Company and indication of interest. On April 17, 2001, Mr. Stroup met with Mr. Sharpe and indicated that Swiss Re was still proposing a $17.15 per share purchase price, subject to potential adjustment based upon certain items. At that meeting, Mr. Sharpe indicated that, based upon preliminary discussions with members of the Company’s Board of Directors, Mr. Sharpe believed that the suggested price remained inadequate. Mr. Sharpe indicated that he believed the Board of Directors of the Company would not consider a price of less than $18.50 per Share without adjustments.

      On April 19, 2001, following receipt and analysis of additional information regarding the Company and access to certain employees and advisors of the Company, Mr. Stroup contacted Mr. Sharpe and indicated that Swiss Re was willing to offer $18.50 per Share with no adjustments, subject to additional confirmatory due diligence review. Following their conversation, Mr. Sharpe contacted Weil, Gotshal & Manges and asked them to begin preparing a response to Sutherland Asbill & Brennan LLP, Swiss Re’s outside counsel, regarding definitive documentation for the acquisition. On April 20, 2001, the Company requested that Dresdner Kleinwort Wasserstein begin working toward delivery of an opinion to the Board of Directors in the event that the Board approved a transaction with Swiss Re at $18.50 per Share.

      On April 23, 2001, the Board of Directors of the Company held a telephonic meeting to discuss the status of the negotiations and Swiss Re’s latest proposal. Mr. Sharpe began the meeting by giving the full Board of Directors an overview of the history and status of negotiations with Swiss Re. In addition, representatives of Weil, Gotshal & Manges discussed with the Board its fiduciary duties under Delaware law in connection with the potential transaction and the material terms and status of negotiations on the proposed merger agreement. The parties also discussed the form of the transaction and it was determined that the best way to proceed was with a cash tender offer by Swiss Re for all of the outstanding Shares, followed by a “back-end” cash merger with respect to any Shares not purchased in the Offer.

      During the period from April 23 through April 26, 2001, representatives of Swiss Re and the Company held numerous meetings and negotiations relating to the terms of the merger agreement, as well as due diligence sessions with members of the Company’s senior management. In addition, during that time Swiss Re informed the Company that, in order to proceed with the transaction as structured, they would require that Mr. Sharpe, Mr. Bernard Rapoport, the Company’s Chairman, President and Chief Executive Officer, and James C. Comis, III, a director of the Company and managing director of Inverness Management I LLC, a controlling affiliate of the Company’s largest stockholders, would each be required to execute and deliver voting and tender agreements with respect to the transaction and agree to tender and vote Shares owned or controlled by them in favor of the Swiss Re acquisition.

      On April 26, 2001, the Board of Directors of the Company held a meeting in Dallas, Texas. Members of senior management and representatives of Weil, Gotshal & Manges and Dresdner Kleinwort Wasserstein also attended such meeting. Representatives of Weil, Gotshal & Manges discussed with the members of the Board of Directors the material terms of the Merger Agreement and status of negotiations. In addition, each of Messrs. Rapoport, Sharpe and Comis were informed again of the requirement for the Voting and Tender Agreement and the material terms of that Agreement. Also at such meeting, Dresdner Kleinwort Wasserstein reviewed with the Board of Directors its financial analysis of the consideration payable in the Offer and the Merger and rendered to the Board an oral opinion (which opinion was confirmed by delivery of a written opinion dated April 26, 2001), to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $18.50 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders.

      At the April 26th meeting, following discussion and questions among the board members, members of the Company’s senior management and representatives of Weil Gotshal & Manges and Dresdner Kleinwort Wasserstein, the Board of Directors of the Company voted to approve the Offer and the form, terms and provisions of the Merger Agreement and to recommend the Offer and Merger to the Company’s stockholders, and authorized the Company’s executive officers to execute and deliver the Merger Agreement and Voting and Tender Agreement on behalf of the Company.

      Early in the morning of April 27, 2001, Parent, Purchaser and the Company executed and delivered the Merger Agreement, and Parent, Purchaser, the Company and the Principal Stockholders executed and delivered the Voting and Tender Agreement. Immediately subsequent to such execution and delivery, Swiss Re and the Company issued a joint press release announcing the transaction.

Merger Agreement and Related Agreements

      The following is a summary of certain provisions of the Merger Agreement and the Voting and Tender Agreement entered into in connection with the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement and the Voting and Tender Agreement which are incorporated herein by reference and copies or forms of which have been filed with the SEC as exhibits to the Tender Offer Statement on Schedule TO to which this Offer to Purchase is an exhibit (the “Schedule TO”). The Merger Agreement and the Voting and Tender Agreement may be examined and copies may be obtained in the manner set forth in Section 8.

      The Offer. Under the Merger Agreement, we agreed to commence the Offer with ten (10) business days of the date on which the Offer was announced (April 27, 2001). We also agreed that, upon the terms and subject to prior satisfaction or waiver of certain conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not properly withdrawn on or prior to the Expiration Date as may be extended from time to time. The conditions to the Offer are described in Section 14 of this Offer to Purchase and are referred to herein as the “Offer Conditions.” The Offer is described in detail in Section 1 of this Offer to Purchase, and that discussion is incorporated herein by reference.

      Directors. Subject to applicable law, promptly upon the purchase by us pursuant to the Offer of such number of Shares as represents at least a majority of the outstanding Shares, and from time to time thereafter, Parent will have the right to designate such number of directors, rounded up to the next whole number, to serve on the Board of Directors of the Company as will give Parent representation on the Board equal to the product of (i) the number of directors on the Board (giving effect to any increases in the number of directors on the Board in accordance with the terms of the Merger Agreement) and (ii) the percentage that the number of Shares beneficially owned by Parent, Purchaser or any of their respective affiliates bears to the number of Shares outstanding. However, prior to the completion of the Merger, the Board shall always have at least two members who are neither officers of Parent or the Company, nor designees, shareholders or affiliates of Parent or Parent’s affiliates (the “Continuing Directors”). The Company also agreed to cause individuals designated by Parent to constitute the same percentage as is on the entire Board to be on (i) each committee of the Board (other than any committee established to take action under the Merger Agreement) and (ii) each Board of Directors and each committee thereof of each subsidiary of the Company. The Merger Agreement provides that the Company will, upon Parent’s request, promptly take all actions necessary to cause Parent’s designees to be validly elected or appointed to the Board, including without limitation, increasing the size of the Board or securing the resignations of such number of directors as is necessary to provide Parent with such level of representation, or both. Parent’s designees will be selected from among the directors and executive officers of Ultimate Parent, Parent and Purchaser set forth on Schedule 1 attached hereto.

      The Merger. The Merger Agreement provides that, after the completion of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into the Company, with the Company as the surviving corporation (the “Surviving Corporation”) in the Merger (the “Merger”). Following the Merger, the Company will be a wholly owned subsidiary of Parent. As a result of the Merger, our separate corporate existence will cease.

      Special Meeting of Stockholders. Unless the Merger is consummated in accordance with Section 253 of the DGCL (as discussed below), the Company acting through its Board is obligated to call, give notice of, convene and hold in accordance with applicable law a special meeting of its Stockholders as soon as practicable following the consummation of the Offer for the purpose of approving the Merger Agreement and related Merger (the “Special Meeting”). In connection with that Special Meeting, the Company will provide to its Stockholders notice of the Special Meeting, a proxy statement and form of proxy or information statement, as the case may be, and any schedules required to be filed with the SEC in connection with the Special Meeting (collectively, the “Proxy Statement”). Except as described below under “Termination,” the Proxy Statement will include the recommendation of the Board that Stockholders vote in favor of approval and adoption of Merger Agreement and the Merger. Parent and the Purchaser have each agreed that, at the Special Meeting, all of the Shares acquired pursuant to the Offer or otherwise owned or acquired by Parent, the Purchaser or any of their affiliates will be voted in favor of the Merger.

      Merger Without a Meeting of Stockholders. Notwithstanding the matters discussed under “Special Meeting of Stockholders,” the Merger Agreement provides that if the Purchaser or any other direct or indirect subsidiary of Parent holds at least 90% of the outstanding Shares entitled to vote on the Merger, they will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the consummation of the Offer without a meeting of the Stockholders, in accordance with Section 253 of the DGCL. In that event, if you have not tendered your Shares in the Offer, you will be notified that the Merger has occurred and will be provided with information regarding how to receive the Merger Consideration or exercise your rights of appraisal under the DGCL. See Section 12.

      Conversion of Shares. At the Effective Time, each outstanding Share (other than (i) Shares owned by the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates, all of which will be canceled without any exchange of consideration, and (ii) Shares owned by Stockholders who did not approve the Merger and have demanded appraisal rights in accordance with Section 262 of the DGCL) will, by virtue of the Merger and without action by the holder thereof, be converted into the right to receive an amount in cash (subject to withholding taxes) equal to the Offer Price, without interest (the “Merger Consideration”), upon surrender of the certificate representing such Share.

      Conversion of Existing Stock Options. Each option or right to acquire Shares granted under any agreement to which the Company or any of its subsidiaries is a party which is outstanding on the Effective Date of the Merger, regardless of whether such options or other rights have vested (the “Existing Stock Options”), will be converted into and will represent only the right to receive an amount in cash, without interest, with respect to each Share subject thereto equal to the excess, if any, of the Merger Consideration over the exercise price of such Existing Stock Option. On the Effective Date, each holder of an Existing Stock Option will be entitled to receive, in full satisfaction of all Existing Stock Options held by such holder, an amount in cash without interest in respect thereof equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price of such Existing Stock Option, and (ii) the number of Shares subject to such Existing Stock Options (such amount being hereinafter referred to as the “Option Consideration”). Each Existing Stock Option will be canceled on the Effective Date. The payment will be reduced by any income or employment tax withholding required under the Code or any provision of state, local or foreign tax law. However, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of such Existing Stock Option.

      Charter and Bylaws. The certificate of incorporation and the bylaws of Purchaser in effect immediately prior to the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation until amended in accordance with applicable law. Notwithstanding the foregoing, the certificate of incorporation and bylaws of the Surviving Corporation must contain provisions with respect to indemnification at least as favorable as those currently contained in the certificate of incorporation and bylaws of the Company as in effect on the date of the Merger Agreement and none of those provisions may be amended, repealed or otherwise modified for six years following the Effective Time in any way that would adversely affect the rights of the officers or directors of the Company or its subsidiaries as of the date of the Merger Agreement for acts occurring after June 13, 2000 (the date the Company underwent a recapitalization and emerged from bankruptcy) but prior to the Effective Time (including the transactions contemplated by the Merger Agreement), unless such modification is required by law.

      Directors and Officers. Our directors and officers immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation until their respective death, permanent disability, resignation or removal or until their respective successors are duly elected and qualified all in accordance with applicable law.

      Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders who have not tendered their Shares or voted in favor of the Merger will have certain rights under the DGCL to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL (“Section 262”) will have the “fair value” of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value for the Surviving Corporation. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including among other things, asset values and earning capacity. The value of the Shares determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price of the Merger Consideration. More information on rights of appraisal is set forth in Section 12.

      Representations and Warranties. In the Merger Agreement, the Company has made representations and warranties to Parent and the Purchaser with respect to, among other matters, its organization and qualification, authority to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, no violations of law, organizational documents or material contracts, capitalization, subsidiaries, consents and approvals required to consummate the Offer and the Merger, financial statements and public filings, absence of undisclosed liabilities, absence of any change expected to have material adverse effect on the Company, litigation, employee benefit matters, tax matters, compliance with law, opinion of financial advisor, proprietary rights, insurance, environmental matters, claims for indemnification, insurance and reinsurance, labor matters, affiliate transactions, bonuses, brokers’ fees and commissions, broker-dealer matters, separate accounts and inapplicability of state takeover statutes. Each of Parent and the Purchaser has made representations and warranties to the Company with respect to, among other matters, its organization and qualification, authority to enter into the Merger Agreement and to consummate the transactions contemplated therein, no violations of law or conflicts with organizational documents, consents and approvals, and brokers. In addition, Parent has made a representation regarding the availability of the funds necessary to consummate the Offer and the Merger, and we have made representations concerning our capital structure and prior activities. The representations and warranties will not survive the Merger.

      Covenants. In addition to the matters described elsewhere in this Section, the Merger Agreement includes a number of covenants of the parties relating to: preparation of the offering materials and a Proxy Statement if necessary to solicit approval of the Company’s Stockholders, as well as access to information, confidentiality, public announcements, consents approvals and filings, delivery of financial statements, takeover statutes and notice of, and efforts to remedy, breaches of the Merger Agreement. In addition, Parent has agreed that, at closing of the Merger, it will repay the Company’s existing senior indebtedness. The Merger Agreement also obligates the Company and its subsidiaries, from the date of the Merger Agreement until the earlier of the Effective Time and the date on which the majority of the Company’s directors are designees of Parent or the Purchaser, or the termination of the Merger Agreement, to conduct their operations only in the ordinary and usual course of business and consistent with past practice. In particular, the Merger

Agreement contains specific restrictive covenants as to the activities of the Company during the period specified in the preceding sentence. Among other things, the Merger Agreement provides that, without first obtaining the written consent of Parent, the Company will not (and will not permit any of its subsidiaries to):

•	propose or adopt any amendment to its certificate of incorporation or bylaws (or similar organizational documents);

•	incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse the obligations of any other person;

•	adopt new employee benefit plans,

•	increase in any manner the rate or terms of compensation of any of its directors, officers, agents or employees, enter into any employment, severance or collective bargaining agreement (subject to certain ordinary course exceptions), hire any new employee to serve as an officer or member of senior management of the Company or any subsidiary, renew or enter into consulting or similar services agreements with a term that extends beyond the Effective Time;

•	enter into any agreement with any officer, director, employee, general agent or sales agent of either the Company or any subsidiary that would entitle them to receive a transaction bonus in connection the Offer or Merger;

•	sell, transfer or otherwise dispose of any of its property or assets other than immaterial sales or other dispositions of assets, or mortgage or encumber any of its property or assets;

•	except in the ordinary course consistent with past practices, sell, transfer or otherwise dispose of any securities in the investment portfolios of any subsidiary that is an insurance company;

•	split, combine or reclassify the Company common stock, declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to the Company common stock, issue, sell or pledge, or authorize or propose the issuance, sale or pledge of any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, the Company common stock or any of its capital stock, or redeem, purchase or otherwise acquire directly or indirectly any of its capital stock;

•	enter into any agreement or commitment (other than an insurance policy issued in the normal course of business) (i) having a duration of 12 months or more, or (ii) involving an aggregate capital expenditure or commitment exceeding (A) $100,000 individually, or (B) collectively with all other such agreements, $500,000;

•	take any action that would intentionally result in a breach of the representations and warranties contained of the Company contained in the Merger Agreement;

•	adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	change any of the tax or financial accounting methods or practices used by it unless required by SAP, GAAP or applicable law, make or terminate any tax election, or take any tax return position inconsistent with past practices, or file any amended tax return or settle or compromise any claim relating to taxes in excess of $50,000;

•	other than insurance benefit claims in the ordinary course, settle or compromise any claim (including arbitration) or litigation, which after insurance reimbursement involves an amount in excess of $250,000 or otherwise is material to the Company and its subsidiaries taken as a whole;

•	except with respect to certain existing agreements with affiliates, make any payment, loan or advance of any amount to or in respect of, or engage in the sale, transfer or lease of any of its property or assets to, or enter into any contract with, any affiliate;

•	enter into or renew (other than a renewal of such contract expressly required by the terms of such contract) any material contract or reinsurance agreement (including any contracts, agreements or arrangements with any affiliate of the Company), or amend the terms of or terminate any (i) material contracts or reinsurance agreements, except in accordance with their terms, or (ii)contracts, agreements or arrangements with any affiliate of the Company to cause any change in the cost, services being provided, or term of any such agreements, other than as specifically contemplated by the Merger Agreement;

•	engage in any transaction with any affiliate, except to the extent provided in the Merger Agreement; or

•	agree to take any of the foregoing actions.

      The Merger Agreement also provides that, to the extent permissible, the Company will consult with Parent prior to taking certain significant actions relating to its tax and accounting practices and operations.

      No Solicitation. The Company has agreed to cease, and cause to be terminated, any existing solicitation, activity, discussions or negotiations with any person (other than Parent, Purchaser or any of their respective affiliates or associates) conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal (as defined below). In addition, the Company has agreed not to, and to not authorize or permit any of the subsidiaries to,

•	directly or indirectly, solicit, initiate or encourage (including by way of furnishing information or assistance) or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to an Acquisition Proposal, or

•	enter into or participate in any discussions or negotiations regarding any Acquisition Proposal.

      The Company has also agreed to direct, and use its best efforts to cause, the financial advisor and its and the subsidiaries’ other representatives, not to take any of the actions listed above.

      For these purposes, an “Acquisition Proposal” is defined as a proposal or offer by a third party (other than Parent or its affiliates or any affiliate of the Company) for (i) a merger, consolidation, share exchange, business combination or other similar transaction (including reinsurance) with the Company or any of its subsidiaries, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets, liabilities or policies (including through reinsurance) of the Company or any of its subsidiaries, in a single transaction or series of transactions (whether related or unrelated), (iii) any tender offer or exchange offer for 20% or more of the then-outstanding shares of any class of the Company’s common stock or any class of the Company’s debt securities or the filing of a registration statement in connection therewith, (iv) the acquisition after the date of the Merger Agreement by any third party of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any “group” (as defined under Section 13(d)(3) of the Exchange Act) which beneficially owns or has the right to acquire beneficial ownership of 20% or more of the then-outstanding shares of any class of the Company’s common stock or any class of the Company’s debt securities or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

      Notwithstanding the foregoing, the Company and the Board of Directors may take any of the actions referred to in the last bullet point above (including, as a part thereof, making any counterproposal) with, or furnish information to, any third party making an unsolicited Acquisition Proposal (a “Potential Acquiror”), and they may approve an unsolicited Acquisition Proposal, if the Board or any special committee of the Board determines, after consultation with its financial advisor, that such Potential Acquiror has the financial wherewithal to be reasonably capable of consummating such an Acquisition Proposal, and the Board determines in good faith (i) after consultation with such financial advisor, that such third party has submitted to the Company an Acquisition Proposal which is a Superior Proposal, and (ii) after consultation with outside legal counsel, that the failure to participate in such discussions or negotiations or to furnish such information or approve an Acquisition Proposal would be inconsistent with the Board’s fiduciary duties under applicable law.

      The Company may not provide any non-public information to a Potential Acquiror unless the Potential Acquiror first executes a confidentiality agreement containing customary confidentiality and standstill provisions. In addition, the Company must promptly notify us in writing regarding the identity of the Potential Acquiror and, if different from the Potential Acquiror, the recipient of the information. In addition, if the Company receives an Acquisition Proposal, it must promptly notify us in writing regarding the material terms of the Acquisition Proposal, including any subsequent material changes or amendments to the Acquisition Proposal.

      Except as described below, the Company has agreed that neither the Board nor any committee of the Board will (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Board or committee thereof of the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal.

      Notwithstanding the immediately preceding paragraph, the Board (or any committee thereof) may withdraw or modify its approval or recommendation of the Merger Agreement or the Merger, and approve or recommend an Acquisition Proposal, if (i) the Company Stockholder Approval has not yet been obtained, and (ii) the Board (or any committee thereof) determines in good faith, after consultation with its financial advisor, that the Acquisition Proposal is a Superior Proposal (as defined below), and that, after consultation with outside legal counsel, the failure to take such action would be inconsistent with the Board’s or any such committee’s fiduciary duties under applicable law. However, before the Board (or relevant committee) may withdraw or modify its approval or recommendation of this Agreement or the Merger, and approve or recommend any Superior Proposal, (A) the Company must notify Parent in writing that it intends to enter into an agreement relating to a Superior Proposal and provide Parent a copy of the most recent draft of the relevant agreement, (B) during the five business day period following the Company’s notice, the Company must offer Parent the opportunity to make adjustments to the Offer and Merger such that the relevant Acquisition Proposal is no longer a Superior Proposal, and (C) the Board (or committee thereof) must conclude, after termination of the five business-day period, that the relevant Acquisition Proposal continues to be a Superior Proposal.

      The Company has further agreed that it will not enter into a binding agreement relating to a Superior Proposal until at least the sixth business day after it has provided the notice to Parent described above, and will promptly notify Parent if the Company has changed its intention with respect to entering into the agreement identified in the notice, whether as a result of Parent modifying its offer or otherwise.

      For these purposes, a “Superior Proposal” means an Acquisition Proposal with respect to which the Company Board has determined in good faith that, if accepted, is reasonably likely to be consummated (taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and the person making the Acquisition Proposal), and that the Company Board believes in good faith, after consultation with an outside financial advisor, would, if consummated, result in a transaction more favorable from a financial point of view than the Offer and Merger.

      Despite the ability of the Company to provide information and/or discuss an Acquisition Proposal with a Potential Acquiror, the Company has acknowledged that nothing in the Merger Agreement constitutes a consent or authorization by Parent regarding the Company’s acceptance of a Superior Proposal resulting from discussions. Instead, the sole purpose of those provisions is to permit the Company to terminate the Merger Agreement and pay the Termination Fee described below. See “Termination Fee.”

      Nothing contained in the Merger Agreement may prohibit the Company or its Board from taking and disclosing to the Company Stockholders a position with respect to an Acquisition Proposal by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or otherwise communicating with the Company Stockholders to the extent required by law.

      Directors’ and Officers’ Indemnification and Insurance. In the Merger Agreement, Parent has agreed to cause the certificate of incorporation and bylaws to include, provisions with respect to indemnification at least as favorable as those contained in the certificate of incorporation and bylaws of the Company, as in effect on the date of the Merger Agreement, and not to amend, repeal or otherwise modify those provisions for a period of at least six years from the Effective Time, in any manner adverse to directors and officers of the Company as of the date of the Merger Agreement with respect to certain matters. See “Charter and Bylaws” above. In addition, Parent and the Surviving Corporation are obligated to indemnify, to the fullest extent permitted by applicable law, each person who is or was after June 13, 2000 (the date of the recapitalization), or prior to the Effective Time becomes, an officer or director of the Company or any of its subsidiaries with respect to losses, damages, and other costs and expenses occurring after June 13, 2000 that are based on the fact that such person was an officer or director of the Company or a subsidiary. Parent has agreed that in the event that it transfers or disposes of a significant amount of assets, it shall purchase and maintain in effect for a period of six years after the Effective Time, in respect of acts or omissions occurring after June 13, 2000, claims made directors’ and officers’ insurance and indemnification policies in coverage amounts at least as much as and on other terms and conditions comparable to the insurance policies maintained by the Company as of the date of the Merger Agreement.

      Pursuant to the Merger Agreement, the indemnification and directors’ and officers’ insurance covenants described above will survive the consummation of the Merger and are intended to benefit, and will be enforceable by, any person or entity entitled to be indemnified thereunder (whether or not parties to the Merger Agreement).

      Employee Matters. The Merger Agreement provides that, following the Effective Time, Parent will cause the Surviving Corporation to honor the obligations of the Company and any of the subsidiaries under the provisions of all employee benefit plans and all employment. consulting, termination, severance, change of control, and indemnification agreements between and among the Company and any of its subsidiaries and any current or former officer, director, consultant, or employee of the Company or any of its subsidiaries. The Company has also agreed that it will not amend, modify or terminate any employee benefit plan or agreement if Shares are purchased in the Offer without the consent of the Continuing Directors.

      Conditions to Consummation of the Merger. Pursuant to the Merger Agreement, the parties’ obligations to consummate the Merger are subject to the satisfaction or waiver, where permissible, before the Effective Time of the following conditions:

•	If required by the DGCL or other applicable law, the Company Stockholder Approval with respect to this Agreement must have been obtained.

•	All required consents, approvals, permits and authorizations to the consummation of the Merger from any governmental authority must have been obtained, unless the failure to obtain such consent, approval, permission or authorization could not reasonably be expected to have a material adverse effect on the Company, and such consents, approvals, permissions or authorizations must not contain a materially adverse prohibition, limitation, condition or restriction imposed by the applicable governmental authority.

•	The waiting period (and any extension thereof) applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), must have been terminated or expired.

•	No action, suit or proceeding shall have been instituted and be continuing by any governmental authority to restrain, modify or prevent the carrying out of the transactions contemplated by the Merger Agreement; no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger or materially limiting or restricting Parent’s conduct or operation of the business of the Surviving Corporation after the Merger shall have been issued.

•	We must have purchased all Shares validly tendered and not withdrawn pursuant to the Offer (provided that we may not seek to terminate the Merger Agreement if, in breach of the Merger Agreement or the terms of the Offer, we failed to purchase any Shares validly tendered and not withdrawn in the Offer).

      In addition to the foregoing conditions, the parties obligations to consummate the Merger are subject to additional conditions, but only for so long as we have not purchased Shares in the Offer. More specifically, until we purchase Shares in the Offer, our obligation and Parent’s obligation to consummate the Merger are subject to the following additional conditions: (i) the representations and warranties of the Company contained in the Merger Agreement must have been true and correct on the date of signing and must be accurate on the date of Closing (except for inaccuracies that would could not reasonably be expected to have a material adverse effect on the condition (financial or otherwise) of the Company (or the Surviving Corporation) and the subsidiaries, considered as a whole, or breaches of representations or warranties that are attributable to certain industry or economy-wide events (collectively, a “Company Material Adverse Effect”), (ii) the Company must have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to closing date; and (iii) there must not have occurred any change in the business of the Company and its subsidiaries since the date of the Merger Agreement that could reasonably be expected to have a Company Material Adverse Effect.

      In addition, until we have purchased Shares in the Offer, the Company’s obligation to consummate the Merger are subject to the following additional conditions: (i) the representations and warranties of Parent and Purchaser contained in the Merger Agreement must have been true and correct on the date of signing and must be accurate on the date of closing (except for inaccuracies that would could not reasonably be expected to have a material adverse effect on the condition (financial or otherwise) of Parent and its subsidiaries, or breaches of representations or warranties that are attributable to certain industry or economy-wide events, and (ii) Parent and Purchaser must have performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to closing date.

      Termination. The Merger Agreement provides that it may be terminated and the Merger may be abandoned as follows:

Mutual Agreement. The Merger Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time, whether before or after approval of the Merger Agreement by the Company Stockholders, by mutual written consent of Parent, Purchaser and the Company. However, if the termination will occur after we have purchased any Shares in the Offer, the consent of the Company will require the approval of a majority of the Continuing Directors.

Other Termination Rights. At any time prior to the Effective Time, so long as we have not have purchased any Shares in the Offer, the Merger Agreement may be terminated, and the Merger abandoned as follows:

•	by Parent and Purchaser, if we have terminated the Offer for failure to satisfy the Offer Conditions (provided that were are not at the time of termination in breach in any material respect of our obligations under the Agreement, which breach proximately contributed in any respect to the termination of the Offer);

•	by Parent or the Company if the Merger has not been consummated on or before November 1, 2001, unless the failure to consummate the Merger is the result of a willful and material breach of this Agreement by the party seeking to terminate this Agreement;

•	by Parent or the Company if any Governmental Authority has issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

•	by Parent or the Company if the other party has committed a Material Breach (as defined below), so long as the party desiring to terminate the Merger Agreement is not also in Material Breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement;

•	by Parent if the Company has breached its obligations described under “Non-Solicitation” above, unless at the time of the proposed termination by Parent, Parent is in Material Breach of any representation, warranty, covenant or other agreement contained in this Agreement; or

•	by the Company if a third party has made an Acquisition Proposal that is a Superior Proposal and the Company is prepared to promptly execute a definitive agreement with such third party in respect of such Superior Proposal.

      For these purposes, a “Material Breach” is defined as a breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement that (i) would result in a condition set forth in the last two paragraphs of “Conditions to Consummation of the Merger” above not being satisfied, and (ii) cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach.

      Effect of Termination. In the event that the Merger Agreement is terminated in accordance with its terms and the Merger is abandoned, the Merger Agreement will become void and have no effect, without any liability on the part of any party or its directors, officers or Stockholders, other than provisions relating to confidentiality obligations, the payment of certain fees and expenses (as described below), the effect of the termination of the Merger Agreement, the survival of certain representations and warranties, the applicable law and jurisdiction, the waiver of jury trial, which will survive any such termination; provided that no party will be relieved from liability for any willful breach of the Merger Agreement.

      Fees and Expenses. Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses.

      Termination Fee. The Merger Agreement provides that, following a termination thereof in accordance with the circumstances described in the first bullet point (but only if that termination resulted from a withdrawal or adverse modification by the Company Board of its approval or recommendation of the Offer and/or its acceptance of a Superior Proposal), or the last two bullet points, under “Termination,” above, the Company will pay Parent a termination fee of $6,000,000 (the “Termination Fee”) in immediately available funds by wire transfer to an account designated by Parent.

      The Merger Agreement provides that any such Termination Fee will be immediately payable in connection with termination of the Merger Agreement and, if the Company is the party seeking to terminate the Merger Agreement, as a condition thereto.

      Amendment. Subject to applicable law, the Merger Agreement may be amended at any time prior to the Effective Time by Parent, the Purchaser and the Company, at any time by written agreement executed and delivered by their respective duly authorized officers. However, once we have purchased Shares in the Offer, no amendment may be made which decreases the Merger Consideration or which adversely affects the rights of the Company’s Stockholders under the Merger Agreement without the approval of the Stockholders of the Company. Furthermore, after any Shares have been purchased in the Offer, the Merger Agreement may not be modified without the consent of a majority of the Company’s directors independent from Parent.

Voting and Tender Agreement

      Tender of Shares. In connection with the execution of the Merger Agreement, Parent and the Purchaser have entered into the Voting and Tender Agreement with the Principal Stockholders who own, in the aggregate, 4,911,695 Shares and options to acquire 480,600 Shares, or 55.1% of the Shares on a fully-diluted basis. Pursuant to the Voting and Tender Agreement, upon the terms and conditions set forth therein, the Principal Stockholders have agreed that they will tender all of their Shares in the Offer and will not withdraw or permit to be withdrawn any Shares they own or have tendered, unless the Voting and Tender Agreement has been terminated.

      Voting of Shares. The Principal Stockholders have agreed, during the period commencing on the date of the Voting and Tender Agreement and continuing until the earlier of the consummation of the Offer and the termination of the Voting and Tender Agreement to appear (either in person or by proxy), or cause the holder of record on any applicable record date with respect to any Shares they own to appear, for the purpose of obtaining a quorum at any annual or special meeting of Stockholders of the Company (or any adjournment thereof), or in connection with any written consent of the Stockholders, at which or in which, matters relating to the Merger, Merger Agreement or any transaction contemplated thereby are considered. The Principal Stockholders have also agreed, during the period mentioned in the preceding sentence, and at any meeting or action by consent of the Stockholders, to vote, or cause to be voted by the record holder thereof, the Shares it owns: (i) in favor of the Merger, the Merger Agreement (as amended from time to time) and the transactions contemplated by the Merger Agreement and (ii) against any Acquisition Proposal or any other action or agreement that is intended or which reasonably could be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement,(B) result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled or (C) impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by the Merger Agreement. However, if the Voting and Tender Agreement has been properly terminated (as described below), the foregoing restrictions will not prevent the Principal Stockholders from voting in favor of an Acquisition Proposal.

      Termination of Certain Agreements. Under the Voting and Tender Agreement, each Principal Stockholder has agreed to use its commercially reasonable efforts to terminate or cause to be terminated all agreements between the Company and its subsidiaries, on one hand, and the Principal Stockholder and its controlled affiliates, on the other hand, (other than agreements entered into in the ordinary course and agreements that provide indemnification to the Principal Stockholder or its affiliates) on terms and conditions mutually satisfactory to Parent, the Company, and the Principal Stockholder.

      Inconsistent Agreements. The Principal Stockholders have agreed not to enter into any agreement, arrangement or understanding with, or grant a proxy or power of attorney to any other person (other than Parent or Purchaser) with respect to their Shares that would prevent the Company or the Principal Stockholders from complying with their obligations under the Voting and Tender Agreement.

      Restrictions on Transfer. Until the termination of the Voting Tender Agreement and except as otherwise provided under such Agreement, the Principal Stockholders have agreed that, they will not, directly or indirectly transfer to any person any or all the Shares they own or cause any security interests, liens, claims, pledges, charges, encumbrances, options, rights of first refusals, agreements, or limitations on its voting rights, to attach to the Shares they own and that they have agreed to tender to us pursuant to the Voting and Tender Agreement or to any options with respect to Shares or any Shares issuable thereunder. The Principal Stockholders have also agreed that they will not, directly or indirectly, grant any proxies or powers of attorney, deposit any Shares they own into a voting trust or enter into a voting agreement, understanding or arrangement with respect to such Shares. The Principal Stockholders may, however, transfer any or all Shares they own to one or more of their affiliates so long as prior to effecting such transfer, any such affiliate shall agree in writing to be bound by the Voting and Tender Agreement.

      No Solicitation. The Principal Stockholders (i) are required to immediately terminate any discussions with any third party concerning an Acquisition Proposal and (ii) have agreed not to, and will not permit any of their representatives, directly or indirectly, (A) to encourage, solicit, initiate or knowingly facilitate any inquiries or the making of any proposals or Offers with respect to any Acquisition Proposal, (B) participate in negotiations with, or provide any information to, or otherwise take any other action to assist or facilitate any person or group (other than Parent or us or any affiliate or associate of Parent or us) concerning any Acquisition Proposal, (C) enter into an agreement with any person, other than Parent or the Purchaser, providing for a possible Acquisition Proposal, or (D) make or authorize any statement, recommendation or solicitation in support of any possible Acquisition Proposal by any person, other than by Parent or us. Notwithstanding the above, the Principal Stockholders may take any actions in any capacity as a director, officer or employee of the Company permitted under the Merger Agreement.

      Representations and Warranties. The Voting and Tender Agreement contains certain customary representations and warranties of the parties thereto, including, without limitation, representations and warranties by the Principal Stockholders as to organization and existence (for Principal Stockholders that are not natural persons), power and authority to enter into the Voting and Tender Agreement, execution of the Voting and Tender Agreement, no conflict with law, organizational documents, or material contracts, no consents or approvals required, title to Shares and continuous ownership of these Shares. The Principal Stockholders have also acknowledged that they have received and reviewed the Merger Agreement.

      Stop Transfer. The Principal Stockholders have agreed to not request that the Company or the Company’s transfer agent register the transfer of any Shares owned by the Principal Stockholders, unless the transfer complies with the Voting and Tender Agreement. The Company has agreed to take all actions necessary to ensure that the Principal Stockholders comply with the foregoing.

      Termination. The Voting and Tender Agreement terminates upon the earlier of (a) the date upon which the Shares owned by the Principal Stockholders have been purchased in accordance with the Offer and (b) the date upon which the Merger Agreement is terminated in accordance with its terms (so long as the Company has paid the Termination Fee, if applicable).

Section 12.  Purpose of the Offer; Plans for the Company; Appraisal Rights

      Purpose. The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer and the Merger is to acquire control of, and ultimately the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all the Shares. The purpose of the Merger is to acquire all Shares not purchased in the Offer or otherwise. Pursuant to the Merger, each then outstanding Share (other than Shares owned by us, our subsidiaries, affiliates or the Company) will be converted into the right to receive an amount in cash equal to the price per Share paid in the Offer. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Parent.

      Approval of Merger Agreement. Under Delaware law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the transactions contemplated, including the Offer and the Merger. The Board has unanimously determined that the Merger Agreement and the related transactions, including the Offer and the Merger, are fair to, and in the best interests of, the Stockholders, has approved, adopted and declared advisable the Merger Agreement and the related transactions, including the Offer and the Merger (such approval and adoption having been made in accordance with the DGCL), and has resolved to recommend that the Stockholders accept the Offer and tender their Shares pursuant to the Offer, and approve and adopt the Merger Agreement and the related transactions, including the Offer and the Merger. Unless the Merger is consummated pursuant to the short-form Merger provisions under Section 253 of the DGCL described in “Short-Form Merger” below, the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the Merger by the affirmative vote of the holders of a majority of the Shares. Accordingly, if the Minimum Tender Condition is satisfied, Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the Merger without the affirmative vote of any other stockholder. The Principal Stockholders have agreed to tender, and vote in favor of the merger, in the aggregate 4,911,695 Shares and, if all of the options held by such Principal Stockholders are exercised, an additional 480,600 Shares, or 55.1% of the Shares on a fully-diluted basis, and therefore, satisfaction of the Minimum Tender Condition is assured.

      In the Merger Agreement, the Company has agreed to duly call, give notice of, convene and hold an annual or special meeting of its stockholders as promptly as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated hereby, including the Offer and the Merger, if such action is required by the DGCL in order to consummate the Merger. The Purchaser and Parent have agreed that all Shares owned by them and their subsidiaries will be voted in favor of the approval and adoption of the Merger Agreement and the Merger.

      Election of Directors. The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, Purchaser will be entitled to designate representatives to serve on the Board in proportion to Purchaser’s ownership of Shares following such purchase. See Section 11. Purchaser expects that such representation would permit Purchaser to exert substantial influence over the Company’s conduct of its business and operations.

      Listing on NASDAQ. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the NASDAQ. See Section 7. If, as a result of the purchase of Shares pursuant to the Offer, the Merger or otherwise, the Shares no longer meet the listing requirements of the NASDAQ for continued listing, the listing of the Shares will be discontinued. In any event, we intend to cause the delisting of the Shares by NASDAQ following consummation of the Offer.

      Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders. See Section 7. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for listing on the NASDAQ. We currently intend to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

      Short-Form Merger. Under Delaware law, if we acquire, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, we will be able to approve the Merger without a vote of the Company’s stockholders (a “Short-Form Merger”). In such event, Parent, the Company and we have agreed in the Merger Agreement to take all necessary and appropriate action to cause the Merger to become effective as promptly as reasonably practicable after such acquisition, without a meeting of the Company’s stockholders. If, however, we do not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote of the Company’s stockholders is required under the DGCL, a significantly longer period of time would be required to effect the Merger.

      Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, any holder of Shares at the Effective Time (a “Remaining Stockholder”) will have certain rights under the DGCL to dissent and demand appraisal of its Shares. Under Section 262 of the DGCL, a Remaining Stockholder who does not wish to accept the Merger Consideration for its Shares pursuant to the Merger has the right to seek an appraisal and be paid the “fair value” of its Shares at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash, provided that such holder complies with the provisions of Section 262 of the DGCL.

      The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under Delaware law. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex A hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Dissenters’ rights will not be available unless and until the Merger (or a similar business combination) is consummated.

      Remaining Stockholders of record who desire to exercise their appraisal rights must fully satisfy all of the following conditions. A written demand for appraisal of Shares must be delivered to the Secretary of the Company (1) before the taking of the vote on the approval and adoption of the Merger Agreement if the Merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of the Company’s stockholders (a “Long-Form Merger”) or (2) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote or meeting of the Company’s stockholders. If the Merger is effected as a Long-Form Merger, this written demand for appraisal of Shares must be in addition to, and separate from, any proxy or vote abstaining from or against the approval of the Merger, and neither voting against, abstaining from voting, nor failing to vote on the Merger will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Shares for which appraisal is sought on the date of the making of the demand, continuously hold such Shares through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL.

      In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

      A record owner, such as a broker, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which the holder is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements governing the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

      The Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Secretary, Southwestern Life Holdings, Inc., 717 North Harwood Street, Dallas, Texas 75201. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of Shares covered by the demand and that the stockholder intends to thereby demand appraisal of such Shares. In the case of a Long-Form Merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

      In the case of a Long-Form Merger, the Remaining Stockholders electing to exercise their appraisal rights under Section 262 must not vote for the approval of the Merger or consent thereto in writing. Voting in favor of the approval of the Merger, or delivering a proxy in connection with the Stockholders meeting called to approve the Merger (unless the proxy votes against, or expressly abstains from the vote on, the approval and adoption of the Merger), will constitute a waiver of the Remaining Stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the Remaining Stockholder.

      Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Shares owned by such stockholders, determining the fair value of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

      In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In WEINBERGER V. UOP, INC., et al., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a Company.” The Delaware Supreme Court stated that in making this determination of fair value the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of Merger which throw any light on future prospects of the merged corporation....” The Delaware Supreme Court has construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.” However, the Court noted that Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the Merger.”

      Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Shares determined under Section 262 could be more than, the same as, or less than the Merger Consideration if they do seek appraisal of their Shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. Moreover, the Company, as the Surviving Corporation in the Merger, intends to argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties, as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

      Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Shares subject to such demand or to receive payment of dividends or other distributions on such Shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

      At any time within 60 days after the Effective Time, any former holder of Shares shall have the right to withdraw his or her demand for appraisal and to accept the Merger Consideration paid in the Merger. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company, as the Surviving Corporation in the Merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease and all stockholders shall be entitled to receive the Merger Consideration for their Shares. Inasmuch as the Company has no obligation to file such a petition, and Parent has no present intention to cause or permit the Surviving Corporation in the Merger to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

      Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

      APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

      STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PURCHASE PRICE PAID IN THE OFFER THEREFOR.

      Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it or its affiliates. We believe that Rule 13e-3 will not be applicable to the Merger. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration Offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

      Purchase of Shares after the Expiration Date. Parent, Purchaser or an affiliate of Parent may, following the consummation or termination of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender Offer or exchange Offer or otherwise, upon such terms and at such prices as they shall determine, which may be more or less than the price paid in the Offer.

      Plans for the Company’s Business. In connection with the Offer, we have reviewed, and will continue to review, on the basis of publicly available information, various possible business strategies that the Company may pursue in the event that we acquire control of the Company pursuant to this Offer or the Merger. If and to the extent that we acquire control of the Company or otherwise obtain access to the books and records of the Company, we intend to conduct a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. Such strategies could include, among other things, changes in the Company’s business strategy, corporate structure, certificate of incorporation, bylaws, capitalization, management or dividend policy.

Section 13.  Dividends and Distributions

      If, on or after the date of the Merger Agreement, the Company should (a) split, combine or otherwise change the Shares or its capitalization, (b) acquire or otherwise cause a reduction in the number of outstanding Shares or other securities or (c) issue or sell additional Shares (other than the issuance of Shares under option prior to the date of the Merger Agreement, in accordance with the terms of such options as publicly disclosed prior to the date of the Merger Agreement), shares of any other class of capital stock, other voting securities or any securities convertible into, or exchangeable or exercisable for any of the foregoing, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, then, subject to the provisions of Section 14, we, in our sole discretion, may make such adjustments as we deem appropriate to the Offer Price and the other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased.

Section 14.  Certain Conditions of the Offer

      Notwithstanding any other provision of the Offer, but subject to applicable law, Parent and the Purchaser will not be required to accept for payment, purchase or pay for any Shares tendered in connection with the Offer and may terminate or, subject to the terms of the Merger Agreement, amend the Offer, if (i) any applicable waiting period under the HSR Act has not expired or been terminated prior to the expiration of the Offer, (ii) the Minimum Tender Condition (as defined in the Introduction above) has not been satisfied, or (iii) at any time on or after the date of this Agreement and before the time of acceptance of Shares for payment pursuant to the Offer, any of the following shall exist:

(a)	Parent and Purchaser shall not have obtained any consents, approvals, permits and authorizations to the consummation of the Merger from any governmental authority whose consent, approval, permission or authorization is required, whether in accordance with currently effective law or by reason of a change in law after the date of the Merger Agreement, unless the failure to obtain such consent, approval, permission or authorization could not reasonably be expected to have a Company Material Adverse Effect (as defined below);

(b)	An action, suit or proceeding shall have been instituted and be continuing by any governmental authority to restrain, modify or prevent the carrying out of the transactions contemplated by the Merger Agreement; or any temporary restraining order, preliminary or permanent injunction or other order shall have been issued by any court of competent jurisdiction or any other legal or regulatory restraint or prohibition preventing the consummation of the Offer or Merger or materially limiting or restricting Parent’s conduct or operation of the business of the Surviving Corporation after the Merger shall have been issued;

(c)	the Company shall have breached or failed to perform or comply with, in all material respects, any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it as of the date of consummation of the Offer;

(d)	the Merger Agreement shall have been terminated in accordance with its terms;

(e)	the Board of Directors of the Company shall have withdrawn or modified or changed in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended an Acquisition Proposal or shall have executed a definitive agreement relating to an Acquisition Proposal with a person or entity other than Parent, the Purchaser or their affiliates; or

(f)	a requisite number of directors of the Company have not tendered their resignation effective upon purchase of Shares in the Offer sufficient to enable Parent to designate members to the Board of Directors of the Company in accordance with Section 2.3 of the Merger Agreement. See “Description of the Merger Agreement and the Voting and Tender Agreements” above.

      For these purposes, a “Company Material Adverse Effect” means a materially adverse effect on the business, results of operations or financial condition of the Company and its subsidiaries, taken as a whole, other than any change, circumstance or effect relating (i) to the economy or financial markets in general, (ii) to changes in general political or regulatory conditions in the United States, (iii) generally to the industries in which such entity operates and not specifically relating to such entity or (iv) to or resulting from the announcement or pendency of the Offer, Merger, or other transactions contemplated by the Merger Agreement.

      The foregoing conditions are for the sole benefit of the Purchaser and Parent and, subject to the Merger Agreement, may be asserted by either of them or may be waived by Parent or the Purchaser, in whole or in part at any time and from time to time in the sole discretion of Parent or the Purchaser. The failure of Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right, which may be asserted at any time and from time to time.

      A public announcement will be made of a material change in, or waiver of, such conditions to the extent required by Rules 14d-4(d) and 14d-6(c) under the Exchange Act, and the Offer will be extended in connection with any such change or waiver to the extent required by such rules.

Section 15.  Certain Legal Matters

      General. Except as otherwise disclosed herein, and except for governmental approvals pursuant to filings in compliance with the HSR Act and with the Texas Department of Insurance, based on our review of publicly available information filed by the Company with the SEC, we are not aware of (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares pursuant to the Offer or the Merger or (ii) any approval or other action by any governmental entity that would be required for the acquisition or ownership of Shares as contemplated herein. Should any such approval or other action be required, we currently contemplate that such approval or action would be sought. While we do not currently intend to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or action, if needed, would be obtained or would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, the Purchaser or Parent or that certain parts of the businesses of the Company, the Purchaser or Parent might not have to be disposed of in the event that such approvals were not obtained or any other actions were not taken. Our obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 14.

      Business Combination Transactions. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally, a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include Mergers and certain other transactions) with a Delaware corporation for a period of five years following the date such person becomes an interested stockholder unless prior to such date the Board of Directors of the corporation approved the business combination. The Board has approved (by a unanimous vote of those directors present) both the Offer and the Merger. Accordingly, Section 203 is inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

      Other State Laws. A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in EDGAR v. MITE CORP., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS CORP. v. DYNAMICS CORP. OF AMERICA, the Supreme Court held that the Indiana Control Share Acquisition Act was constitutional. Such Act, by its terms, is applicable only to corporations that have a substantial number of stockholders in Indiana and are incorporated there. Subsequently, a number of federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

      The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not believe that, other than Section 203 of the DGCL, any state takeover statutes or similar laws purport to apply to the Offer or the Merger. We have not currently complied with any other state takeover statute or regulation. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer and the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, we might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer. In such case, we may not be obligated to accept for payment any Shares tendered. See Section 14.

Section 16.  Fees and Expenses

      Georgeson Shareholder Communications, Inc., has been retained by us as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee Stockholders to forward material relating to the Offer to beneficial owners of Shares. We will pay the Information Agent reasonable and customary compensation for all such services in addition to reimbursing the Information Agent for reasonable out-of-pocket expenses in connection therewith. We have agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including, without limitation, certain liabilities under the federal securities laws.

      Equiserve has been retained as the Depositary. We will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses in connection therewith and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including, without limitation, certain liabilities under the federal securities laws.

      Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. We will upon request, reimburse brokers, dealers, commercial banks and trust companies and other nominees for customary clerical and mailing expenses incurred by them in forwarding Offering materials to their customers.

Section 17.  Miscellaneous

      The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. To the extent we become aware of any state law that would limit the class of Offerees in the Offer, we will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to such holders of Shares prior to the expiration of the Offer. In any jurisdiction where the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

      No person has been authorized to give any information or to make any representation on our behalf not contained herein or in the Transmittal Letter and, if given or made, such information or representation must not be relied upon as having been authorized.

      We have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments. Such Schedule TO and any amendments thereto, including exhibits, may be inspected and copies may be obtained in the manner set forth in Section 8 with respect to the Company (except that such material will not be available at the regional offices of the SEC).

SW HOLDINGS INC.
May 11, 2001

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the names of each director and executive officer of Ultimate Parent, Parent and Purchaser and the position such director and executive officer holds with such company or, where appropriate, with a subsidiary of such company. Unless otherwise noted below: (i) the principal occupation of such director and executive officer is his or her position with Ultimate Parent, Parent and Purchaser; (ii) the business address of each director or executive officer of Ultimate Parent is Mythenquai 50/60, CH-8022, Zurich, Switzerland; (iii) the business address of each director or executive officer of Purchaser is 969 High Ridge Road, Stamford, Connecticut 06905; and (iv) the business address of each director or executive officer of Parent is 175 King Street, Armonk, New York 10504. Please note that certain directors and executive officers named below formerly held positions with Life Re Corp., which was acquired by Parent in 1998 and renamed “Swiss Re Life & Health America Inc.”

			Principal Occupation,
			Business Address and Five-
			Year Employment History
		Position with Ultimate	(if not position with, or not
		Parent, Parent or	business address of, Ultimate
Name	Age	Purchaser	Parent, Parent or Purchaser)	Citizenship

Peter Forstmoser	58	Chairman of the Board of Directors of Ultimate Parent	Professor of Law, University of Zurich (Present); Partner, Niederer Kraft & Frey (law firm) (1975-Present)	Swiss
Thomas W. Bechtler	51	Director of Ultimate Parent	Managing Director, Hesta AG, Seestrasse 21, CH-8700 Kusnacht (1982-Present)	Swiss
George L. Farr	60	Director of Ultimate Parent; Director of Parent	Principal, Muirhead Holdings, LLC, 9 Greenwich Office Park, Greenwich, CT 06831 (Present); Chairman, Covanta Energy, 2 Penn Plaza, New York, NY (1999-Present); Vice Chairman, American Express Company, USA (1995-1998)	USA
Rajna N. Gibson	38	Director of Ultimate Parent	Professor of Financial Economics, Swiss Banking Institute, University of Zurich, Plattenstrasse 14, CH-8032 Zurich (Present); Professor of Finance, University of Lausanne, Switzerland (1991-2000)	Swiss
Bénédict G.F. Hentsch	52	Director of Ultimate Parent	Managing Partner, Darier Hentsch & Cie, P.O. Box 5045, CH-1211 Geneva 11	Swiss

			Principal Occupation,
			Business Address and Five-
			Year Employment History
		Position with Ultimate	(if not position with, or not
		Parent, Parent or	business address of, Ultimate
Name	Age	Purchaser	Parent, Parent or Purchaser)	Citizenship

Ernesto N. Jutzi	68	Director of Ultimate Parent	Retired (Present); CEO of Swiss Re Zurich 1993-1995	Swiss
Walter B. Kielholz	50	Managing Director, Chief Executive Officer and Member of Executive Board of Ultimate Parent; Director of Parent	C/o Ultimate Parent (Present Business Address)	Swiss
Jorge Paulo Lemann	61	Director of Ultimate Parent	Managing Partner, G.P. Investimentos, Av. Brig. Faria Lima 3729, 7(LOGO)Andar, 04538-905 São Paulo, SP, Brazil (Present); Founding Partner, Banco de Investimentos Garantia S.A. (1971-1998)	Brazil and Swiss
Lukas Mühlemann	50	Vice Chairman of Board of Directors of Ultimate Parent	Chairman and Chief Executive Officer, Credit Suisse Group, Parade platz 8, CH-8070 Zurich (Present); Managing Director & CEO, Ultimate Parent (1994-1996)	Swiss
Walter H. Anderau	54	Division Head - Communications and Human Resources, Member of the Executive Board of Ultimate Parent	Vice President, Corporate Affairs, Kraft Jacobs Suchard AG, Zurich (1987- 1998)	Swiss
H. Andreas Beerli	50	Chief Executive Officer, Americas Division, Member of the Executive Board of Ultimate Parent; Director of Parent	Swiss Reinsurance America Corp., 175 King Street, Armonk, New York 10504 (Present Business Address); Managing Director, Swiss Re Italia, S.p.A. (1997-1999)	Swiss
Giuseppe A. L. Benelli	47	Chief Investment Officer, Member of the Executive Board of Ultimate Parent	Chief Investment Officer, Bank Leu Ltd., Zurich, Switzerland (1988-1999)	Swiss
John R. Coomber	52	Division Head - Swiss Re Life & Health, Member of the Executive Board of Ultimate Parent; Director of Parent	C/o Swiss Re Life & Health, International Financial Centre, Old Broad Street, London EC2N 1HQ	British

			Principal Occupation,
			Business Address and Five-
			Year Employment History
		Position with Ultimate	(if not position with, or not
		Parent, Parent or	business address of, Ultimate
Name	Age	Purchaser	Parent, Parent or Purchaser)	Citizenship

Jacques E. Dubois	52	Deputy Division Head - Swiss Re Life & Health, Member of the Executive Board of Ultimate Parent; Director and Chairman & Chief Executive Officer of Parent	C/o Parent (Present Business Address); formerly with Life Re Corp. & certain of its subsidiaries as President and COO (1988- 1998)	USA
John H. Fitzpatrick	44	Chief Financial Officer, Member of the Executive Board of Ultimate Parent; Director of Parent	C/o Ultimate Parent (Present Business Address); Senior Managing Director, Securitas Capital, LLC (1998); Senior Managing Director, Zurich Centre Resources, Schaumburg, IL (1996-1997); Executive Vice President, Kemper Corporation (1993-1996)	USA
John J. Hendrickson	40	Division Head - Swiss Re Capital Partners, Member of the Executive Board of Ultimate Parent; Director of Parent	Swiss Re Capital Partners (US), 150 California Street, San Francisco, CA 94111	USA
Rudolf Kellenberger	56	Deputy CEO and Head of Non-Life Operations, Member of the Executive Board of Ultimate Parent	C/o Ultimate Parent (Present Business Address)	Swiss
Michel M. Liés	46	Division Head - Europe, Member of the Executive Board of Ultimate Parent	C/o Ultimate Parent (Present Business Address)	Luxembourg
Stefan Lippe	45	Division Head - Bavarian Re, Member of the Executive Board of Ultimate Parent	C/o Ultimate Parent (Present Business Address); CEO, Bayerische Ruck, Munich, Germany (1993-Present)	German
Pierre L. Ozendo	50	Division Head - Asia, Member of the Executive Board of Ultimate Parent	CEO & Managing Director, Union Re, Zurich (1995- 1998)	France
Bruno O. Porro	56	Division Head -Reinsurance & Risk, Member of the Executive Board of Ultimate Parent	C/o Ultimate Parent (Present Business Address)	Swiss
Yury Zaytsev	51	Division Head -Information Technology, Member of the Executive Board of Ultimate Parent	C/o Ultimate Parent (Present Business Address)	USA

			Principal Occupation,
			Business Address and Five-
			Year Employment History
		Position with Ultimate	(if not position with, or not
		Parent, Parent or	business address of, Ultimate
Name	Age	Purchaser	Parent, Parent or Purchaser)	Citizenship

Erwin K. Zimmerman	48	Division Head - Swiss Re New Markets, Member of the Executive Board of Ultimate Parent; Director of Parent	C/o Ultimate Parent (Present Business Address)	German
David H. Atkins	66	Director of Parent	Senior Advisor, Lang Michener, BCE Place, Suite 2500, 181 Bay Street, Toronto, Ontario, Canada M5J 2T7	British
F. Sedgewick Browne	59	Director of Parent	Partner, Morgan, Lewis & Bockius, 101 Park Avenue, New York, NY 10178	USA
Thomas H. Fox	58	Director of Parent	Retired; formerly Managing Director, JP Morgan & Company Inc.	USA
William L. Musser, Jr.	58	Director of Parent	General Partner, New Frontier Capital, L.P., 919 Third Avenue, 6th Floor, New York, NY 10022	USA
Prakash A. Shimpi	42	Director of Parent	Managing Principal (US), Swiss Re New Markets Corporation, 55 E. 52nd Street (44th Floor), New York, NY 10055	Singapore
Chris C. Stroup	40	Director of Parent; Director and President of Purchaser	Director and President & Chief Executive Officer of Swiss Re Life & Health America Inc., 969 High Ridge Road, Stamford, CT 06905; formerly with Life Re Corp. & certain of its subsidiaries (1996-1998)	USA
John C. Sweeney	56	Director of Parent	President and Chief Executive Officer, Swiss Re Investors, Inc., 55 E. 52nd Street, New York, NY 10055	USA
N. David Thompson	66	Director of Parent	Retired; formerly Chairman and Chief Executive Officer, Swiss Re America Holding Corporation	USA
Charles G. Watson	69	Director of Parent	Retired; formerly Managing Partner, Brundage, Story & Rose	USA

			Principal Occupation,
			Business Address and Five-
			Year Employment History
		Position with Ultimate	(if not position with, or not
		Parent, Parent or	business address of, Ultimate
Name	Age	Purchaser	Parent, Parent or Purchaser)	Citizenship

W. Weldon Wilson	40	Director and Vice President and General Counsel of Purchaser	Director and Executive Vice President & General Counsel of Swiss Re Life & Health America Inc., 969 High Ridge Road, Stamford, CT 06905; formerly with Life Re Corp. & certain of its subsidiaries (1991-1998)	USA
Alan Head	44	Director and Vice President, Chief Financial Officer and Treasurer of Purchaser	Director and Executive Vice President & Chief Financial Officer of Swiss Re Life & Health America Inc., 969 High Ridge Road, Stamford, CT 06905; formerly with Life Re Corp. & certain of its subsidiaries (1994-1998)	USA
Robert L. Beisenherz	55	Director and Executive Vice President of Swiss Re Life & Health America Inc., a direct subsidiary of Parent	Swiss Re Life & Health America Inc., 8301 East Prentice Avenue, Suite 303, Denver, CO 80111; formerly with Life Re Corp. & certain of its subsidiaries (1995 - 1998)	USA

ANNEX A

DELAWARE CODE

TITLE 8. CORPORATIONS

CHAPTER 1. GENERAL CORPORATION LAW
SUBCHAPTER IX. MERGER, CONSOLIDATION OR CONVERSION

Section 262. Appraisal rights

      (a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

      (b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

      (1)  Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

      (2)  Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

      (3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the Parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

      (d)  Appraisal rights shall be perfected as follows:

      (1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

      (2)  If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (h)  After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

      (k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

The Depositary for the Offer is:
EquiServe Trust Company, N.A.

By Mail:	By Facsimile Transmission:	By Hand/Overnight Courier:
c/o EquiServe Limited Partnership 525 Washington Blvd – 3rd Floor Jersey City, New Jersey 07310 Attn: Reorganization Department	(781) 575-4826 or (781) 575-4827 (for Notice of Guaranteed Delivery only)	EquiServe 40 Campanelli Drive Braintree, Massachusetts 02184 Attn: Southwestern Life Holdings, Inc.

      Questions and requests for assistance may be directed to the Information Agent at its address or telephone number set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and all other Tender Offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser’s expense. You may also contact your broker, dealer, commercial bank, trust Company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson Shareholder Communications Inc.

17 State Street
New York, New York

Call Collect (for Banks and Brokers):

212-440-9800

Call Toll free (for other Shareholders):

800-223-2064